PROSPECTUS	Filed Pursuant to Rule 424(b)(1)
File No. 333-98587

2,400,000 Shares

Trimeris, Inc.

COMMON STOCK

Trimeris, Inc. is offering 2,400,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “TRMS.” On September 26, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $45.81 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $45.25 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Trimeris
Per Share	$45.25	$2.38	$42.87
Total	$108,600,000	$5,701,500	$102,898,500

Trimeris has granted the underwriters the right to purchase up to an additional 360,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on October 2, 2002.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

September 26, 2002

	Page		Page
Prospectus Summary	3	Business	39
The Offering	6	Management	54
Summary Financial Data	7	Principal Stockholders	57
Risk Factors	8	Description of Capital Stock	59
Special Note Regarding Forward-Looking Statements		Underwriters	61
	22	Legal Matters	63
Use of Proceeds	23	Experts	63
Price Range of Common Stock	24	Where You Can Find More Information	63
Dividend Policy	24	Information Incorporated By Reference	64
Capitalization	25	Index to Financial Statements	F-1
Dilution	26
Selected Financial Data	27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28

In this prospectus, the terms “Trimeris,” “we,” “our” and “us” refer to Trimeris, Inc., unless otherwise specified. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including the “Risk Factors” section and our financial statements and accompanying notes, which are included elsewhere in this prospectus.

We are engaged in the discovery and development of a new class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors impair viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, our drug candidates under development offer a novel mechanism of action with the potential to treat a variety of medically important viral diseases.

Our most advanced drug candidates, T-20 and T-1249, are in clinical development for the treatment of human immunodeficiency virus type I, or HIV. T-20 is our first-generation HIV fusion inhibitor, which is currently in late-stage clinical development. We recently announced that the brand name for T-20 is Fuzeon™.  T-1249 is our second-generation HIV fusion inhibitor, which is currently in Phase I/II clinical trials. We are developing both of these drug candidates in collaboration with F. Hoffman-La Roche Ltd, or Roche.

T-20.    In July 2002, we presented data from two Phase III pivotal trials for T-20. We refer to these clinical trials as TORO-1, which was conducted in North America and Brazil, and TORO-2, which was conducted in Western Europe and Australia. Each clinical trial enrolled approximately 500 patients and examined the efficacy and safety of T-20 in treating HIV-infected patients who had previously used all three classes of currently-approved anti-HIV drugs. On average, the patients in these clinical trials had been exposed to 12 anti-HIV drugs prior to entering the trials. In these clinical trials, all patients received an optimized background regimen of three to five anti-HIV drugs other than T-20. In the control groups, patients received only the optimized background regimen. In the T-20 treatment groups, patients received the optimized background regimen in combination with twice daily subcutaneous injections of 90 milligrams of T-20. Data from our 24-week interim analysis are summarized below:

	TORO-1		TORO-2
	T-20	Control	T-20	Control
Primary Endpoint
Mean decrease in viral load (log10)	1.70	0.76	1.43	0.65
Incremental reduction of viral load (log10)	0.93	—	0.78	—
Secondary Endpoints
Mean increase in CD4 cell count (cells/cubic millimeter)	76	32	65	38
Patients achieving viral loads below 400 copies (%)	37	16	28	14
Patients achieving viral loads below 50 copies (%)	20	7	12	5
Patients achieving viral load reduction greater than 1.0 log10 (%)	52	29	43	21
Patients experiencing virologic failure (%)	42	64	49	77

Primary endpoint.    The primary endpoint in both TORO-1 and TORO-2 is a 0.5 log10 incremental reduction of viral load achieved in the patient groups treated with T-20 versus the reduction in viral load achieved in the control groups. Viral load refers to the amount of HIV virus particles, as measured by the presence of HIV ribonucleic acid, or RNA, found in the blood of an HIV-infected person at a given time. We measure viral load in terms of copies of HIV RNA per milliliter of blood. It is widely viewed that a reduction in HIV RNA levels can be used as a suitable endpoint to determine efficacy of anti-HIV drugs in clinical studies. Based on data from various publications, as well as discussions with the FDA, it is our view that an incremental viral load reduction in excess of 0.5 log10 at 24 weeks is a clinically meaningful outcome and is supportive of accelerated approval, assuming a positive safety profile for the drug. In TORO-1, the incremental viral load reduction achieved in the T-20 treated group was 0.93 log10. In TORO-2, the incremental viral load reduction achieved in the T-20 treated group was 0.78 log10. These results were highly statistically significant. Stated otherwise, the statistical measures, p-values, for the primary endpoints were less than 0.0001. Data from the trials also suggest that T-20 was relatively safe and well tolerated.

Secondary endpoints.    In both TORO-1 and TORO-2, multiple secondary endpoints were also met with statistical significance and characterize the clinical benefit of T-20, as well as the durability of response to the drug through 24 weeks. An important secondary endpoint in these clinical trials is the increase in CD4 cell count achieved in the patient groups treated with T-20 versus the increase achieved in the control groups. CD4 cells are a critical component of the human immune system and are often killed by HIV. An increase in CD4 cell count is indicative of immune system restoration and is important in reducing the likelihood of opportunistic infection. We measure CD4 cell counts in units of CD4 cells per cubic millimeter of blood. In both clinical trials, the T-20 treated patient groups achieved a statistically significant increase in CD4 cell count as compared to the control groups.

Additional secondary endpoints in TORO-1 and TORO-2 are the percentages of patients who achieved a reduction of HIV viral load below two pre-defined levels, 400 copies per milliliter of blood and 50 copies per milliliter of blood. Reduction of viral load below these levels is believed to correlate with long-term durability of response to the anti-HIV therapy. In these two clinical trials, T-20 produced a statistically significant increase in the number of patients who achieved reductions of viral loads to below these levels as compared to those reductions achieved in the control groups. Another important endpoint is the percentage of patients treated with T-20 who achieved a reduction of viral load greater than 1.0 log10 versus the percentage of the control group patients who achieved viral load reduction of that magnitude. Finally, the comparison between the number of T-20 treated patients and the patients in the control groups who experienced virological failure is also an important secondary endpoint. Virologic failure refers to the inability of an anti-HIV drug regimen to reduce or suppress HIV in accordance with measures defined in the trial protocols. In TORO-1 and TORO-2, both of these endpoints were also met with statistical significance.

Regulatory.     The FDA has granted T-20 “fast track” designation, which permits the rolling submission of a New Drug Application, or NDA, and makes T-20 eligible for potential priority review. If granted, priority review requires the FDA to complete its review of the NDA within six months of the completion of the filing. Roche completed filing of the T-20 NDA on September 16, 2002. The FDA is required to respond to Roche within 45 days, indicating whether it has accepted the NDA submission and whether the application will receive priority review. As permitted by T-20’s fast track designation, Roche is initially seeking accelerated approval of T-20 based on the 24-week clinical data and intends to seek full approval based on 48-week clinical data from TORO-1 and TORO-2 when they become available. Roche also filed an application for European marketing approval on September 19, 2002.

Manufacturing.    Roche will manufacture bulk quantities of T-20 drug substance in its Boulder, Colorado facility. Roche has validated the first three commercial batches of T-20 drug substance. We expect that Roche will be able to manufacture commercial quantities of T-20 by the first quarter of 2003. We anticipate that by the end of 2003, Roche will be able to manufacture sufficient drug substance to supply approximately 25,000 patients.

T-1249.    In July 2002, we presented data from a Phase I/II trial of T-1249 administered alone and not in combination with any other anti-HIV drugs. This clinical trial evaluated the safety of T-1249 and allowed a preliminary assessment of its antiviral activity. The clinical trial enrolled 115 HIV-infected adults, substantially all of whom had previously received multiple other anti-HIV drugs. Upon entering the clinical trial, these patients had a median viral load of 5.31 log10 and had been exposed to a mean of 11 different anti-HIV drugs. All patients received once daily or twice daily subcutaneous injections for 14 days. Doses ranged from 6.25 milligrams per day to 200 milligrams per day. Data from this clinical trial suggest that T-1249 was well-tolerated over the 14-day period and produced dose-related decreases in HIV viral load. Patients in the group that received 200 milligrams of T-1249 once per day achieved a median maximum viral load reduction of 1.96 log10. We expect to initiate a Phase II clinical trial of T-1249 in 2003.

Collaboration with Roche.    We are developing T-20 and T-1249 for treatment of HIV infection in collaboration with Roche. Pursuant to the collaboration, we are jointly responsible for expenses relating to North American clinical development and regulatory submissions. In September 2002, we reimbursed Roche $19.1 million in cash for our share of the expenses incurred during the first half of 2002 for North American clinical development and the submission of the T-20 NDA. Roche will be responsible for marketing T-20 and T-1249 worldwide, if they are approved for sale by regulatory authorities. If T-20 is approved by the FDA, Roche intends to market the drug in the U.S. using its HIV specialty sales force. We will share equally any profits from sales in North America of either or both of these drug candidates, if commercialized. Outside of North America, Roche is responsible for the development of T-20 and T-1249, and Roche will be obligated to pay a royalty to us on sales of either or both of these drug candidates, if commercialized in those areas.

Ongoing Research Programs.    Our goal is to continue to strengthen and expand our fusion inhibitor franchise. We are working with Roche to develop improvements in delivery convenience and other enhancements to T-20, including improved potency and half-life. We are also exploring methods to improve the efficiency of manufacturing T-20, including the development of a biological expression process. We believe that any product enhancements and manufacturing improvements made to T-20 could potentially be applied to other HIV fusion inhibitors, including T-1249. Beyond T-20 and T-1249, we are working with Roche on the discovery and development of novel peptides with enhanced resistance profiles to target HIV strains that become resistant to other HIV fusion inhibitors. We have also established discovery programs outside the scope of our Roche collaboration, which are focused on the development of orally available small molecule HIV fusion inhibitors.

Our principal executive office is located at 3518 Westgate Drive, Durham, North Carolina 27707, and our telephone number is (919) 419-6050.

THE OFFERING

Common stock offered by Trimeris	2,400,000 shares

Common stock to be outstanding after this offering	21,187,299 shares

Use of proceeds	To fund the clinical development and commercialization of T-20 and T-1249; to fund research and development; to provide working capital; and for general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	TRMS

The foregoing information is based on the number of shares outstanding as of September 26, 2002. This number does not take into account:

•	2,439,000 shares of common stock reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $30.31 per share;

•	555,000 shares of common stock reserved for future issuance under our stock incentive plan;

•	362,000 shares of common stock reserved for issuance pursuant to outstanding warrants at a weighted average exercise price of $20.72 per share; and

•
200,000 shares of common stock issuable upon the potential exercise of call options sold to a financial institution, expiring in April 2003 with an average exercise price significantly in excess of our current share price.

In addition, except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA

The following table presents our summary financial information and has been derived from our audited financial statements for the three-year period ended December 31, 2001 and from our unaudited interim financial statements for the six months ended June 30, 2001 and 2002, all of which are included in this prospectus. You should read the following summary financial information along with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, each of which is included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,		Period from Inception (January 7, 1993) to June 30,
	1999	2000	2001	2001	2002	2002
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$4,681	$956	$1,304	$652	$652	$8,546

Operating expenses:
Research and development	19,756	38,356	58,440	27,429	26,812	182,502
General and administrative	8,680	15,133	13,778	5,958	9,224	59,172

Total operating expenses	28,436	53,489	72,218	33,387	36,036	241,674

Operating loss	(23,755)	(52,533)	(70,914)	(32,735)	(35,384)	(233,128)
Other income (expense), net	1,568	5,857	4,173	2,498	989	14,018

Loss before cumulative effect of change in accounting principle	(22,187)	(46,676)	(66,741)	(30,237)	(34,395)	(219,110)
Cumulative effect of change in accounting principle	—	(4,180)	—	—	—	(4,180)

Net loss	$(22,187)	$(50,856)	$(66,741)	$(30,237)	$(34,395)	$(223,290)

Basic and diluted net loss per share	$(1.79)	$(3.27)	$(3.96)	$(1.85)	$(1.86)

Weighted average shares used in per share computations	12,411	15,548	16,870	16,336	18,513

The following table is a summary of our balance sheet data. The pro forma column reflects a $19.1 million cash payment to Roche made in September 2002, incurred as of June 30, 2002, as reimbursement for our share of expenses incurred in the six months ended June 30, 2002 under our collaboration agreement, and does not reflect any other transactions or operations subsequent to June 30, 2002. The as adjusted column reflects the issuance and sale of 2,400,000 shares of common stock in this offering at the public offering price of $45.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

	As of June 30, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$87,423	$68,362	$170,811
Working capital	60,063	60,063	162,512
Total assets	92,570	73,509	175,958
Obligation under capital leases, excluding current installments	619	619	619
Deficit accumulated during the development stage	(223,290)	(223,290)	(223,290)

Total stockholders’ equity	62,297	62,297	164,746

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Trimeris

We are a development stage company that has sustained operating losses since our inception, and we expect these losses to continue. We may never develop any drugs that achieve commercial viability.

As of June 30, 2002, our accumulated deficit since beginning our operations in January 1993 was approximately $223.3 million. We had net losses of approximately $22.2 million in 1999, approximately $50.9 million in 2000, approximately $66.7 million in 2001 and approximately $34.4 million in the six months ended June 30, 2002. Since inception, we have spent our funds on our drug development efforts relating primarily to the development of our two lead drug candidates, T-20 and T-1249. We expect that we will incur substantial losses for the foreseeable future and that these losses may increase significantly as we continue our research and development, preclinical testing, clinical trial and regulatory approval efforts and begin anticipated commercialization efforts related to T-20. We have not yet generated any revenues or royalties from product sales. We may not ever be able to generate any revenues or royalties from product sales or become profitable even if we do generate any revenues or royalties.

If we are unable to commercialize T-20, our lead drug candidate, our business will be materially harmed.

We have invested a significant portion of our time and financial resources since our inception in the development of T-20. T-20 is our lead drug candidate and is our only drug candidate for which we have collected clinically relevant data from Phase II and Phase III clinical trials. Roche completed filing of the T-20 NDA in September 2002. Our other drug candidate in clinical trials, T-1249, is at an earlier stage of clinical trial development. We anticipate that for the foreseeable future, our ability to generate revenues and profits, if any, will depend entirely on the successful development and commercialization of T-20. Commercialization of T-20 will require continued success in our clinical trials, regulatory approval, the continued support of Roche and Roche’s ability to manufacture commercial quantities of T-20 on a cost-effective basis with the requisite quality. We cannot assure you that we will be able to commercialize T-20 or any other drug candidate.

We may not receive regulatory approvals for T-20 or our other drug candidates or approvals may be delayed.

Our research and development activities and the testing, development, manufacturing and commercialization of
T-20 and our other drug candidates are subject to regulation by numerous governmental authorities in the United States and, to the extent that we may be engaged in activities outside of the United States, in other countries. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other domestic and foreign statutes and regulations govern or affect the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of substances such as our drug candidates, as well as safe working conditions and the experimental use of animals. If T-20 or our other drug candidates receive the regulatory approvals necessary for commercialization, we will be subject to continuing regulatory obligations, such as the submission of safety reports and other post-market information. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve product license applications, criminal prosecution and fines, recall or seizure of drugs, total or partial suspension of production, prohibitions or limitations on the commercial sale of drugs or refusal to allow us to enter into supply contracts. The FDA also has the authority to revoke product licenses and establishment licenses that it has previously granted.

We cannot assure you that the results of the clinical trials we have conducted and intend to conduct for T-20 and T-1249 will support the applications for regulatory approval. The timing of NDA submissions, the outcome of reviews by the FDA and the initiation and completion of other clinical trials are subject to uncertainty, change and unforeseen delays. Moreover, favorable results in later stage clinical trials do not ensure FDA approval to commercialize a product. Some companies that have believed their products performed satisfactorily in clinical trials have nonetheless failed to obtain FDA approval of their products. Roche completed filing of the T-20 NDA in September 2002 and is currently seeking accelerated approval based on the 24-week data collected from TORO-1 and TORO-2. The FDA could, however, require further trials, decide to have an advisory panel review the submission the outcome of which is uncertain, or take other actions having the effect of delaying or preventing commercial introduction of T-20. In addition, we expect that Roche will subsequently seek full approval for T-20 based on 48-week data from TORO-1 and TORO-2 when that data is available. We do not anticipate that the collection and analysis will be completed before the FDA has completed its review of the initial NDA submission. The 48-week data, when collected and analyzed, may not be consistent with the 24-week data and may not support full approval, even if conditional approval has been obtained. The 48-week data may not show the same statistically significant results for the primary and secondary endpoints as the 24-week data. As a result, the FDA may not grant full approval and may rescind accelerated approval if it has been obtained.

A number of reasons, including those set forth below, may delay regulatory submissions for our drug candidates, cause us or our collaborators to cancel plans to submit proposed drug candidates for approval, or delay or prevent regulatory approval of proposed drug candidates:

•	unanticipated preclinical testing or clinical trial results;

•	changes in regulations, or the adoption of new regulations;

•	unanticipated enforcement of existing regulations;

•	the imposition of additional conditions on marketing or commercialization;

•	limitations on the indicated uses for which our drug candidates may be marketed;

•	unexpected technological developments;

•	developments by our competitors; and

•	delay in manufacturing validation or scale-up.

We are dependent on the successful outcome of clinical trials for our drug candidates.

None of our drug candidates have received FDA or any other regulatory authority for approval of commercialization. In order to obtain the regulatory approvals necessary to sell a drug candidate commercially, we must demonstrate to the FDA and other applicable United States and foreign regulatory authorities that the drug candidate is safe and effective for use in humans for each target indication. We attempt to demonstrate this through a lengthy and complex process of preclinical testing and clinical trials, which typically takes a number of years. Our success will depend on the success of these clinical trials.

To date:

•	we have completed preclinical testing and Phase I/II and Phase II clinical trials of T-20;

•	we have completed collecting and analyzing 24-week data regarding T-20 from TORO-1 and TORO-2, and Roche has completed submission of the T-20 NDA to the FDA based largely on this data; and

•
we have completed preclinical testing and a Phase I/II clinical trial of T-1249, from which we have collected clinically relevant data and expect to initiate a Phase II trial with respect to T-1249 in 2003.

We cannot assure you that the results of prior clinical trials will warrant further clinical trials or the submission of NDAs for a particular drug candidate. Specifically, we cannot assure you that the 48-week data from TORO-1 and TORO-2, once collected and analyzed, will be comparable to the 24-week data with respect to primary and secondary endpoints or will support full approval of T-20. We may not be able to demonstrate that potential drug candidates that appeared promising in preclinical testing and early clinical trials will be safe or effective in advanced clinical trials that involve larger numbers of patients. We may be required to redesign, delay or cancel our preclinical testing and clinical trials for some or all of the following reasons, any of which may adversely affect our results of operations:

•	unanticipated adverse or ambiguous results from our preclinical testing or clinical trials;

•	change in the focus of Roche;

•	undesirable side effects that delay or extend the trials;

•	our inability to locate, recruit and qualify a sufficient number of patients for our trials;

•	difficulties in manufacturing sufficient quantities at the requisite quality of the particular drug candidate or any other components needed for our preclinical testing or clinical trials;

•	regulatory delays or other regulatory actions;

•	change in the focus of our development efforts; and

•	reevaluation of our clinical development strategy.

Given the uncertainty surrounding the clinical trial process, we may not be able to successfully develop and commercialize T-20 or any of our other drug candidates, which would severely harm our business, impair our ability to generate revenues and adversely affect our stock price.

Obtaining regulatory approvals and maintaining compliance with government regulations will entail significant costs that could harm our ability to achieve profitability.

Due to uncertainties inherent in the clinical development and government approval process, we may underestimate the cost and/or length of time associated with the development and commercialization of our drug candidates. We will be required to expend significant resources to comply with regulations affecting research and development, testing, manufacturing, marketing and commercialization activities for our drug candidates. We do not separately track as an accounting item the amounts we spend to comply with regulatory requirements, but the majority of our activities and expenditures to date, including our preclinical and clinical trial activities and expenditures, have been undertaken directly or indirectly in order to comply with applicable governmental regulations. If compliance with these regulations proves more costly than anticipated, our financial condition and results of operations could be materially and adversely affected.

Our business is based on a novel technology called fusion inhibition, and unexpected side effects or other characteristics of this technology may delay or otherwise adversely affect the development, regulatory approval and/or commercialization of our drug candidates.

The technology platform underlying our drug development program is novel because it is designed to discover drug candidates that treat viral infection by preventing the virus from fusing to and entering host cells that viruses use to reproduce themselves. The conventional approach to treating HIV, as represented by all currently-marketed anti-HIV drugs, is to inhibit specific viral enzymes that are necessary for HIV to replicate. We are not aware of any other approved anti-HIV pharmaceutical products that target the inhibition of viral fusion. As a result, existing preclinical and clinical data on the safety and efficacy of this technology are very limited. Although the most common adverse side effect reported with respect to T-20 to date has been mild to moderate local skin irritations at the site of injection, we may discover other unacceptable side effects of our drug candidates, including side effects that may only become apparent after long-term exposure. We may also encounter technological challenges relating to these technologies and applications in our research and development programs that we may not be able to resolve. Any such unexpected side effects or technological challenges may delay or otherwise adversely affect the development, regulatory approval and/or commercialization of our drug candidates.

Failure to raise additional capital necessary to support our development programs and expand our operations could lower our revenues and reduce our ability to compete.

We have incurred significant costs as a result of the preparation and submission of the T-20 NDA to the FDA. We anticipate that our expenditures will increase further with the additional collection and analysis of data from TORO-1 and TORO-2 and the costs of pre-marketing activities that will need to be undertaken in anticipation of the commercialization of T-20 and, to a lesser extent, as a result of the ongoing costs of our clinical trials. Barring unforeseen developments, based on our current expectations regarding regulatory approval, manufacturing and commercialization of T-20, we believe our existing cash and cash equivalents and short-term investments, and the net proceeds from this offering, will be sufficient to fund our current programs for the next 24 months, at which time we expect to be cash flow positive. We cannot be certain that T-20 or our other drug candidates will receive FDA approval, that any FDA approval received will be maintained, that there will be market acceptance of T-20 or our other drug candidates if they do receive FDA approval or that we will be able to manufacture sufficient quantities of T-20 or our other drug candidates to meet market demand. If we are unable to generate sufficient revenue to support our research and development programs and expand our operations, we will be required to raise additional funding. We have an ongoing program of business development which may lead to the establishment of collaborative or licensing arrangements with third parties. In the event we enter into additional agreements with third parties, our expenditures may be increased.

We have financed our activities primarily through public offerings and private placements of our common stock, and we expect to continue to rely primarily on sales of our equity securities if we are required to raise additional funds in the future. Our access to capital could be limited if we do not achieve continued progress in our research and development programs, preclinical testing and clinical trials, and regulatory approvals for our product candidates. If we fail to meet the clinical and financial expectations of securities analysts and investors, it could have a material adverse effect on the market price of our common stock and restrict or eliminate our ability to raise additional funds by selling equity. We also could be limited by overall market conditions. The public capital markets in which our common stock trades have been extremely volatile. Moreover, several publicly-held pharmaceutical companies have recently failed to meet clinical trial expectations or to obtain FDA approvals, which has contributed to the volatility of public equity markets for biotechnology companies. Our failure to raise additional funds or to generate sufficient revenues to support our operations would seriously harm our business.

If sufficient amounts of our drug candidates cannot be manufactured on a cost-effective basis or we cannot obtain the quantities of raw materials required to manufacture our drug candidates, our financial condition and results of operations will be materially and adversely affected.

T-20 and T-1249 are peptide-based therapeutics which are made from long chains of molecular building blocks called amino acids. T-20 is a large peptide composed of a precise 36 amino acid sequence. Large peptides are difficult and expensive to manufacture because the process of creating commercial quantities of a large peptide is lengthy and complicated. The process our third-party manufacturers are currently using to manufacture T-20 and intend to use to manufacture T-1249 requires approximately five months to complete and is extremely complicated, requiring over 100 separate, precisely controlled chemical reactions. As a result of this complex manufacturing process, our third-party manufacturers may encounter unexpected difficulties or expense in manufacturing T-20 and T-1249. Our third-party manufacturers may not be able to manufacture T-20 or T-1249 on a large-scale or cost-effective basis, or develop an alternate, more efficient manufacturing method for T-20, T-1249 or any future peptide-based drug candidates. Commercial production of T-20 and T-1249 will also require raw materials, including highly specialized amino acids, in amounts substantially greater than those required at our current stage of development. We may not be able to obtain these materials in sufficient quantities, quality or on a cost-effective basis to support the commercial manufacture of T-20 or T-1249.

Moreover, it is possible that the demand for T-20 may be greater than initially anticipated and may exceed supply in the period immediately after its anticipated launch in 2003. Roche’s current manufacturing infrastructure does not allow the flexibility in the short-term to increase production beyond current capacity, and Roche and other third-party manufacturers may not succeed in increasing capacity to manufacture sufficient amounts of T-20 to meet demand in the future. Failure of our third party manufacturers to increase their manufacturing capabilities will mean that even if we develop promising new drugs, we may not be able to produce them. In addition, we will be required to reimburse Roche for our share of costs to expand its current manufacturing infrastructure or to build new manufacturing facilities. Further, we may incur expenses under contracts for the production of our drugs by other third-party manufacturers.

If we cannot maintain commercial manufacturing arrangements with third parties on acceptable terms, or if these third parties do not perform as agreed, the commercial development of our drug candidates could be delayed or otherwise materially and adversely affected.

We do not have any manufacturing experience, nor do we have any manufacturing facilities. We and Roche have selected Roche’s facility in Boulder, Colorado to manufacture commercial quantities of the bulk drug substance of T-20 in the event that we commercialize T-20. We and Roche have selected one of Roche’s manufacturing facilities and another third party to produce the finished drug product from such bulk drug substance through a process involving lyophilization, or freeze-drying. The manufacture of pharmaceutical products requires significant expertise and capital investment. Moreover, under our agreement with Roche, we are required to reimburse a portion of the expenses incurred by Roche in connection with its manufacture of T-20 after T-20 is commercialized. Third-party manufacturers of pharmaceutical products often encounter difficulties in scaling up production, including problems involving production yields, quality control and assurance, shortage of qualified personnel, compliance with FDA regulations, production costs, and development of advanced manufacturing techniques and process controls. Our third-party manufacturers, including Roche, may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce and market T-20 and our other drug candidates. The number of third-party manufacturers with the expertise and facilities to manufacture bulk drug substance of T-20 on a commercial scale is extremely limited. In addition, only a limited number of third-party manufacturers have the capability to produce a finished drug product on a commercial scale through a process involving lyophilization.

Although we and Roche are in the process of developing alternate manufacturing plans in the event the intended manufacturing plan generates insufficient supplies of T-20 and T-1249, we do not have an alternate manufacturing plan in place at this time, and it would take a significant amount of time to arrange for alternative manufacturers. We do not have insurance to cover any shortages or other problems in the manufacturing of T-20 or our other drug candidates. If our third-party manufacturers, including Roche, fail to deliver the required commercial quantities of bulk drug substance or finished drug product on a timely basis and at commercially reasonable prices, and we fail to promptly find one or more replacement manufacturers or develop our own manufacturing capabilities at a substantially equivalent cost and on a timely basis, the commercial development of T-20 or our other drug candidates could be delayed or otherwise materially and adversely affected. Dependence upon third parties for the manufacture of T-20 or our other drug candidates may harm our ability to develop and deliver products on a timely and competitive basis.

If Roche or our manufacturing partners do not maintain good manufacturing practices, it could negatively impact our ability to obtain regulatory approvals and commercialize our drug candidates.

The FDA and other regulatory authorities must approve the facilities that will be used to manufacture commercial quantities of T-20 and T-1249 before commencement of commercial sales. In addition, these authorities require that our products be manufactured according to good manufacturing practice regulations. The failure by us, Roche or other third-party manufacturers to maintain current good manufacturing practices compliance and/or our failure to increase our manufacturing processes as needed to meet demand for our drugs could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

In addition, if we change the source or location of supply or modify the manufacturing process with respect to any of T-20 or our other drug candidates, regulatory authorities will require us to demonstrate that the product produced by the new source or location or from the modified process is equivalent to the product used in any clinical trials we have conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply or use the modified process. As a result, we may incur substantial expenses in order to ensure equivalence, and our ability to generate revenues may be harmed.

If Roche does not meet its contractual obligations to us, our research and development efforts and the regulatory approval and commercialization of our drug candidates could be delayed or otherwise materially and adversely affected.

We have entered into an agreement with Roche to develop and market T-20 and T-1249 worldwide, manufacture clinical and commercial quantities of T-20 and help conduct our clinical trials of T-20 and T-1249. In addition to sharing with us the development expenses and profits for T-20 and T-1249 in North America and paying us royalties on net sales of T-20 and T-1249 outside of those countries, Roche has agreed to pay us up to $68 million in upfront and milestone payments, of which we have received $12 million as of the date of this prospectus. In addition, we have entered into a research agreement with Roche to discover, develop and commercialize other anti-HIV fusion inhibitor peptides. Our reliance on Roche in connection with these activities poses a number of risks, including the following:

•
Roche has the right to terminate our development and license agreement, including its marketing provisions, or the research agreement, in each case as a whole or with respect to any particular country or countries, at any time and from time to time in its sole discretion, even though we have a joint management committee consisting of members from Roche and Trimeris that oversees the strategy for our collaboration and research;

•	Roche may not devote sufficient resources to the research, development or marketing of T-20, T-1249 or any other drugs that may be developed;

•	Roche may not devote sufficient resources to manufacture T-20 in commercial quantities on a cost-effective basis and with the requisite quality;

•	disagreements with Roche could lead to delays in or termination of the research, development or commercialization of T-20 or our other drug candidates, or result in litigation or arbitration;

•
Roche may choose to devote fewer resources to the research, development and marketing of T-20 or our other drug candidates than it does to drugs of its own development, or may choose to compete with us by seeking, on its own or in collaboration with our competitors, alternate means of developing drug therapies for the diseases we have targeted;

•	Roche has the right to establish or change the market prices of T-20 or T-1249 and any other drug candidates covered by the Roche collaboration;

•	disputes may arise in the future with respect to the ownership of rights to technology developed with Roche; and

•	Roche may be a party to mergers, acquisitions or other corporate transactions in the future that result in a change in its business strategy relating to our collaboration.

If any of the foregoing occurs or if Roche otherwise fails to fulfill any of its obligations to us in accordance with our agreements, our research and development efforts and clinical trials, and the regulatory approval and commercialization of our drug candidates, could be delayed or otherwise materially and adversely affected.

We also may rely from time to time on the services of other third parties in connection with our research and development and clinical trial activities, including contract research organizations, manufacturers who produce clinical amounts of our drug candidates, licensors, collaborators and others. The failure of any of these persons to perform their obligations as agreed may also delay and otherwise adversely affect our research and development, clinical trial activities and regulatory approval of our drug candidates.

Our drugs may not achieve market acceptance.

T-20 and T-1249 are peptides with once or twice daily dosing by injection under the skin. All of the currently approved drug treatments for HIV are delivered orally. Even if T-20 or T-1249 receives regulatory approval, patients and physicians may not readily accept daily injections of an anti-HIV drug treatment, which would limit their acceptance in the market.

Moreover, because peptides are expensive to manufacture, we expect prices for T-20 and T-1249 to be higher than the prices of currently approved anti-HIV drug treatments. Even if T-20 or T-1249 receives regulatory approval, physicians may not readily prescribe T-20 or T-1249 due to cost-benefit considerations when compared with other anti-HIV drug treatments. Higher prices could also limit our ability to receive reimbursement coverage for our drugs from third-party payors, such as private or government insurance programs.

Even if we are successful in developing a commercially viable drug, in order to become profitable we will need to maintain arrangements with third parties for the sale, marketing and distribution of our drug candidates or expend significant resources to develop these capabilities.

We have no experience in sales, marketing or distribution of pharmaceuticals. If T-20 and/or T-1249 receive FDA approval, we currently plan to rely on Roche for the sales, marketing and distribution of T-20, T-1249 and our other drug candidates covered by our collaboration with Roche, in accordance with the marketing terms contained in our development and license agreement with Roche. Roche may terminate this agreement at any time with advance notice. If Roche failed to market T-20, T-1249 or our other drug candidates adequately and we were unable to reach agreement with one or more other marketing partners, we would be required to develop internal sales, marketing and distribution capabilities. We may not be able to establish cost-effective sales, marketing or distribution capabilities or make arrangements with third parties to perform these activities on acceptable terms on a timely basis, if at all. This would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

Our agreement with Roche and any sales, marketing or distribution arrangements we establish with other parties gives Roche, and may give those parties, significant control over important aspects of the commercialization of our drugs, including:

•	market identification;

•	marketing methods;

•	pricing;

•	drug positioning;

•	composition of sales force; and

•	promotional activities.

We may not be able to control the amount or timing of resources that Roche or any third party may devote to our drug candidates.

HIV is likely to develop resistance to T-20 and our other drug candidates, which could adversely affect demand for those drug candidates and harm our competitive position.

HIV is prone to genetic mutations that can produce strains of HIV resistant to particular drug treatments. HIV has developed resistance, in varying degrees, to each of the currently approved anti-HIV drug treatments. As a result, combination therapy, or the prescribed use of three or more anti-HIV drugs, has become the preferred method of treatment for HIV-infected patients, because in combination these drugs may prove effective against strains of HIV that have become resistant to one or more drugs in the combination. In the clinical trials we have conducted to date, HIV has demonstrated the ability to develop resistance to T-20, as it has with respect to all other currently-marketed anti-HIV drugs. If HIV in a short time period develops resistance to T-20 or our other drug candidates when used in combination therapy, it would adversely affect demand for those drug candidates and harm our competitive position.

Our internal research programs and our efforts to obtain rights to new products from third parties may not yield potential products for clinical development, which would adversely affect any future revenues.

Our long-term success depends in part on our ability to either identify through internal research programs, or to obtain through licenses from third parties, potential drug candidates that may be developed into new pharmaceutical products. A significant portion of the research that we have conducted and will conduct involves new and unproven technologies. Research programs to identify drug candidates require substantial technical, financial and human resources, whether or not such programs identify any drug candidates. Our research programs may fail to yield drug candidates for clinical development for a number of reasons, including:

•	the research methodology used may not successfully identify potential drug candidates;

•	potential drug candidates may on further study be shown to have unduly harmful side effects or characteristics that indicate they are unlikely to be effective drugs;

•	we may be unable to develop larger scale manufacturing methods for particular drug candidates that are efficient, cost-effective and capable of meeting stringent regulatory standards; and

•	others may hold intellectual property rights that prevent us from developing, making or selling certain products.

We may be unable to obtain suitable drug candidates or products from third parties for a number of reasons, including:

•	we may be unable to purchase or license such compounds on terms that would allow us to obtain an appropriate return on our investment in the product;

•	third parties may be unwilling to assign or license product rights to us if they believe such rights would allow us to compete with them;

•	we may be unable to identify suitable products or drug candidates within our areas of expertise; or

•	drug candidates that we acquire may not be approved by regulatory authorities due to problems with their safety or effectiveness.

If we are unable to develop suitable potential drug candidates through internal research programs or by obtaining rights to new products from third parties, our future revenue growth will suffer.

We depend on patents and proprietary rights, which may offer only limited exclusive protection and do not protect against infringement. If we are unable to protect our patents and proprietary rights, our assets and business could be materially harmed.

Our success depends in part on our ability and the ability of our collaborators and licensors to obtain, maintain and enforce patents and other proprietary rights for our drugs and technologies. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and involves a great deal of uncertainty.

Although we own or exclusively license more than 20 issued United States patents, numerous pending United States patent applications, and corresponding foreign patents and patent applications, including issued patents and patent applications relating to T-20 and T-1249, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, our patents will provide if we attempt to enforce them and/or if the patents are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If we are unsuccessful in such litigation, third parties may be able to use our patented technologies without paying licensing fees or royalties to us. Further, we cannot assure you that our pending patent applications will result in issued patents. Because U.S. patent applications may be maintained in secrecy until a patent issues or is otherwise published, we cannot assure you that others have not filed patent applications for technology covered by our pending applications. Moreover, we cannot assure you that we were the first to invent the technology, which, under U.S. patent law, is a prerequisite to obtaining patent coverage. In the event that a third party has also filed a U.S. patent application on the technology, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, i.e., which party was the first to invent. The costs of these proceedings can be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position.

Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or enforceable or may refuse to stop the other party from using the technology at issue on the grounds that its technology is not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we cannot assure you that we will be able to prevent infringement or misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Recently, several generic drug-makers in countries such as India have offered to sell HIV drugs currently protected under United States patents to patients in Africa at prices significantly below those offered by the drugs’ patent holders in other countries. There is a risk that these drugs produced by the generic drug-makers could be illegally made or imported into the United States and other countries at prices below those charged by the drugs’ patent holders. If any of these actions occur with respect to our drugs, it could limit the amount we could charge for our drugs.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We require each of our employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and market price of our stock.

The intellectual property of our competitors or other third parties may prevent us from developing or commercializing our drug candidates.

Other companies, universities and research institutions conduct research and development efforts in market segments, including viral fusion inhibition and the treatment of HIV infection, where we and our collaborators focus research and development activities. While we are not aware of any patents held by these third parties that may limit our ability to use, manufacture, market or sell T-20 or our other drug candidates or impair our competitive position, these third parties may have or may obtain patents that do so. We cannot assure you that third parties will not assert patent infringement or other intellectual property claims against us or our collaborators with respect to technologies used in T-20 or our other drug candidates. Any claims that might be brought against us relating to infringement of third party patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our drug development and commercialization efforts or other business operations. As a result of a patent infringement suit brought against us, we may have to cease or delay development activities, unless that party is willing to grant us rights to use its intellectual property. Thus we may have to obtain licenses from other parties before we could continue using, manufacturing, marketing or selling our potential drugs. Those licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to market our potential drugs at all or we may encounter significant delays in drug development while we redesign potentially infringing drugs or methods.

We face intense competition in our efforts to develop commercially successful drugs in the biopharmaceutical industry. If we are unable to compete successfully, our business will suffer.

We are engaged in sectors of the biopharmaceutical industry, including the treatment of HIV, that are intensely competitive and change rapidly. We expect that new developments by other companies and academic institutions in the areas in which we are conducting our research and development will continue at a rapid pace.

If we successfully develop and gain regulatory approval for T-20 and our other drug candidates, they will compete with numerous existing therapies, as well as a significant number of drugs that are currently under development and will become available in the future for the treatment of HIV. For example:

•
At least 20 anti-HIV drugs are currently approved in the United States for the treatment of HIV, including drugs produced by GlaxoSmithKline, DuPont Pharmaceuticals, Merck, Roche and Abbott Laboratories. None of these currently-approved drugs are viral fusion inhibitors.

•
We believe that other companies may be currently engaged in research efforts to develop viral fusion inhibitors. To our knowledge, none of these potentially competing drug candidates have entered human clinical trials.

•
Several companies, including Progenics Pharmaceuticals, Pfizer, Aronex Pharmaceuticals, Schering-Plough, Merck and GlaxoSmithKline, are in early stage human clinical trials with anti-HIV drug candidates that target viral processes different from those targeted by currently approved anti-HIV drugs, and different from the viral fusion process that our drug candidates target.

We expect to face intense and increasing competition in the future as these new drugs enter the market and advanced technologies become available. Even if we are able to successfully develop T-20 or T-1249 and either drug candidate receives regulatory approval, we cannot assure you that existing or new drugs for the treatment of HIV developed by our competitors will not be more effective, less expensive or more effectively marketed and sold than T-20, T-1249 or any other drug treatment that we may develop.

Many of our competitors have significantly greater financial, technical, human and other resources than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. For example, Progenics Pharmaceuticals has entered into a collaborative agreement with Roche for the development of its anti-HIV technology platform. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the value of their inventions for the treatment of HIV and are more actively seeking to commercialize the technology they have developed.

Uncertainty relating to third-party reimbursement and health care reform measures could limit the amount we will be able to charge for our drugs and adversely affect our results of operations.

In the United States and elsewhere, sales of prescription drugs depend, in part, on the consumer’s ability to obtain reimbursement for the cost of the drugs from third-party payors, such as private and government insurance programs. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems. Because of the high cost of the treatment of HIV, many state legislatures are also reassessing reimbursement policies for this therapy. If third-party payor reimbursements for T-20 or any of our other drug candidates that we commercialize are not available or are not available at a level that will allow us or our current or future collaborative partners to sell these drugs on a competitive basis, our results of operations will be materially and adversely affected. In addition, emphasis in the United States on the reduction of the overall costs of health care through managed care has increased and will continue to increase the pressure to reduce the prices of pharmaceutical products. The announcement and/or adoption of these types of proposals or efforts could also materially and adversely affect our business, because the amount of revenue that we may potentially be able to generate in the future for T-20 or any of our other drug candidates could affect an investor’s decision to invest in us, the amount of funds we decide to spend now on our development and clinical trial efforts, and/or our decision to seek regulatory approval for certain drug candidates.

Recently, several major pharmaceutical companies have offered to sell their anti-HIV drugs at or below cost to certain countries in Africa, which could adversely affect the reimbursement climate, and the prices that may be charged, for HIV medications in the United States and the rest of the world. Third-party payors could exert pressure for price reductions in the United States and the rest of the world based on these offers to Africa. This price pressure could limit the amount that we would be able to charge for our drugs.

If an accident or injury involving hazardous materials occurs, we could incur fines or liability, which could materially and adversely affect our business and our reputation.

In our drug development programs, we use hazardous materials that are subject to government regulations, including chemicals, radioactive compounds and infectious disease agents, such as viruses and HIV-infected blood. We believe that our handling and disposal of these materials comply with the standards prescribed by state and federal regulations, but we cannot completely eliminate the risk of contamination or injury from these materials. If we fail to comply with these regulations or if a contamination, injury or other accident occurs in connection with our development activities, we could be held liable for any damages or penalized with fines. Although our general liability insurance coverage may cover some of these liabilities, the amount of the liability and fines could exceed our resources. We currently maintain general liability insurance coverage in the amount of approximately $1 million per occurrence and $2 million in the aggregate. However, insurance coverage is becoming increasingly expensive and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against potential liabilities.

If the testing or use of our drug candidates harms people, we could face costly and damaging product liability claims far in excess of our liability and indemnification coverage.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products, such as undesirable side effects or injury during clinical trials. In addition, the use in our clinical trials of drugs that we or our potential collaborators may develop and the subsequent sale of these drugs by us or our potential collaborators may expose us to liability risks relating to these drugs.

We have obtained an advanced medical technology policy which includes limited product liability insurance coverage for our clinical trials in the amount of $5 million per occurrence and $5 million in the aggregate. However, insurance coverage is becoming increasingly expensive and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against potential liabilities. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for drug candidates in development, but we cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our collaborators or licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage or indemnification payments that may be obtained by us could have a material adverse effect on our financial condition.

We are in litigation with a former consultant regarding compensation for services rendered.

We are in litigation with a former consultant regarding the amount of payment of a fee for services rendered. We are currently scheduled to go to trial in the fourth quarter of 2002. Although we have recorded our estimate of the amount due for the services, the ultimate resolution of this matter cannot presently be determined. In the event the outcome of the litigation is adverse to us and we are required to pay all or a significant portion of the fee currently demanded by the former consultant, it would exceed the amount we have recorded and would have a material adverse effect on our financial condition and results of operations.

Our quarterly operating results are subject to fluctuations. If our operating results for a particular period deviate from the levels expected by securities analysts and investors, it could adversely affect the market price of our common stock.

Our operating results are likely to fluctuate over time, due to a number of factors, many of which are outside of our control. Some of these factors include:

•	the status and progress of our collaborative agreement with Roche;

•	the status of our research and development activities;

•	the progress of our drug candidates through preclinical testing and clinical trials including the announcement of the results of the analysis of our 48-week data from TORO-1 and TORO-2;

•	the timing of regulatory actions including the accelerated and full FDA approval of the T-20 NDA;

•	our ability to establish manufacturing, sales, marketing and distribution capabilities, either internally or through relationships with third parties;

•	technological and other changes in the competitive landscape;

•	changes in our existing or future research and development relationships and strategic alliances; and

•	the commercial viability of T-20 or our other drug candidates.

As a result, we believe that comparing our results of operations for one period against another period is not necessarily meaningful, and you should not rely on our results of operations in prior periods as an indication of our future performance. If our results of operations for a period deviate from the levels expected by securities analysts and investors, it could adversely affect the market price of our common stock.

If we lose any of our executive management or other key employees, we will have difficulty replacing them. If we cannot attract and retain qualified personnel on acceptable terms, the development of our drug candidates and our financial position may suffer.

Because our business is very science-oriented and relies considerably on individual skill and experience in the research, development and testing of our drug candidates, we depend heavily on members of our senior management and scientific staff, including Dani P. Bolognesi, Ph.D., our Chief Executive Officer and Chief Scientific Officer. We have entered into employment agreements with Dr. Bolognesi, M. Nixon Ellis, Ph.D., our Executive Vice President and Chief Business Officer and Robert R. Bonczek, our Chief Financial Officer and General Counsel. Unless earlier terminated in accordance with their terms, our employment agreements with each of Dr. Bolognesi, Dr. Ellis and Mr. Bonczek terminate in April 2003, March 2003 and January 2004, respectively. We have also entered into employment agreements with a few of our other key employees, but as a general matter we do not enter into employment agreements with our officers or employees.

Future recruitment and retention of management personnel and qualified scientific personnel is also critical to our success. We cannot assure you that we will successfully attract and retain sufficient numbers of qualified personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced management personnel and scientists. If we cannot attract and retain a sufficient number of qualified personnel or if a significant number of our key employees depart, our drug development efforts and the timing and success of our clinical trials may be materially and adversely affected. Even if we do hire and retain a sufficient number of qualified employees, the expense necessary to compensate them may adversely affect our operating results. In addition, we rely on scientific advisors and other consultants to assist us in formulating our research and development strategy. These consultants are employed by other parties and may have commitments to, or advisory or consulting agreements with, other entities, which may limit their availability to us.

Any additional financing we obtain may result in dilution to our stockholders, restrictions on our operating flexibility, or the transfer of particular rights to technologies or drug candidates.

If we raise funds by selling equity, we may dilute our stockholders’ percentage ownership interest in us. Any debt financings may contain restrictive terms that would limit our operating flexibility. Additionally, we may have to obtain funds through arrangements with collaborative partners. These partners may require us to relinquish rights to our technologies or drug candidates. Any of these forms of financing could materially and adversely affect our business, financial condition and results of operations.

Our charter requires us to indemnify our officers and directors to the fullest extent permitted by law, which obligates us to make substantial payments and to incur significant insurance-related expenses.

Our charter requires that we indemnify our directors and officers to the fullest extent permitted by Delaware corporate law. This could require us, with some legally prescribed exceptions, to indemnify our directors and officers against any and all expenses, judgments, penalties, fines and amounts reasonably paid in defense or settlement of an action, suit or proceeding brought against any of them by reason of the fact that he or she is or was a director or officer of Trimeris. In addition, expenses incurred by a director or officer in defending any such action, suit or proceeding must be paid by us in advance of the final disposition of that action, suit or proceeding if we receive an undertaking by the director or officer to repay us if it is ultimately determined that he or she is not entitled to be indemnified. We have also entered into indemnification agreements with each of our directors and executive officers. In furtherance of these obligations, we maintain directors’ and officers’ insurance in the amount of $20 million. Our policy expires in October 2002. We are in the process of attempting to renew our insurance policy, but we anticipate that in light of the current business environment, we will be required to pay a higher premium for our directors’ and officers’ insurance than in the past or the amount of our insurance coverage may be decreased.

Risks Related to this Offering

The general business climate is uncertain and we do not know how this will impact our business and stock price.

Over the past two years, there have been dramatic changes in economic conditions and the general business climate has been negatively impacted. Indices of the U.S. stock markets have fallen significantly and consumer confidence has waned.

Compounding the general unease about the current business climate are the still unknown economic and political impacts, long-term, of the September 11, 2001 terrorist attacks on the United States. These attacks have caused major instability in the U.S. and other financial markets. There could be further acts of terrorism in the United States or elsewhere that could have a similar impact on financial markets. The U.S. government has begun to actively pursue and take military and other action against those believed to be behind the September 11, 2001 attacks, and has indicated its intention to initiate broader action against global terrorism. Armed hostilities or further acts of terrorism would cause further instability in financial markets and could directly impact market acceptance of T-20 or our other drug candidates, our financial condition and our results of operations.

Our stock price is highly volatile, and you may not be able to sell our shares at or above the price you pay to acquire our shares.

Our stock price has fluctuated substantially since our initial public offering in October 1997. The equity securities of many companies, including equity securities of many other biotechnology and pharmaceutical companies, have experienced extreme fluctuations in trading price and volume in recent months. Often, these fluctuations are unrelated to the companies’ operating performance. Our common stock may not trade at the same levels as other biotechnology or pharmaceutical stocks, and biotechnology and pharmaceutical stocks in general may not sustain their current market prices. Any or all of the following could cause the market price of our common stock to fluctuate significantly after this offering:

•	changes in financial estimates or investment recommendations for us or our industry by securities analysts;

•	failure to meet clinical expectations of securities analysts or investors;

•	quarterly variations in our operating results, especially operating results that fall short of analysts’ or investors’ expectations in any given period;

•	market conditions in the biotechnology or pharmaceutical market or in the economy as a whole;

•	announcements by us or our competitors of new products, services, acquisitions, FDA actions or strategic relationships;

•	departures of key personnel;

•	changes in business or regulatory conditions;

•	the trading volume of our common stock; and

•	uncertainty in the general business climate that affects the markets on which our common stock trades, our drug candidates, our financial condition and our results of operations.

Because our principal stockholders have the ability to control stockholder votes, this could delay or prevent a change in control and may negatively affect your investment.

Our principal stockholders, members of the Baker and Tisch families and T. Rowe Price Associates, Inc., together own 39.1% of our outstanding common stock. As a result, these stockholders, if they acted together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or discourage third parties from tendering or bidding for our shares and may adversely affect the price that investors might be willing to pay for our common stock in the future.

Future sales of common stock by our existing stockholders or key management could adversely affect our stock price.

As of September 26, 2002, 18,787,299 shares of our common stock were outstanding. 18,562,449 of the currently outstanding shares are freely transferable without restriction or further registration under the Securities Act, except to the extent held by one of our affiliates. The remainder of our outstanding shares are “restricted securities” which may be sold subject to the applicable limitations of Rule 144. In addition, as of September 26, 2002, options and warrants convertible or exercisable into approximately 2,801,000 shares of common stock were outstanding and we had reserved an additional 555,000 shares of common stock under our stock option plans and employee stock purchase plan. The market price of our common stock could decline as a result of sales by our existing stockholders or key management of shares of common stock in the market, or the perception that these sales could occur. A reduction in the price of our common stock could reduce the value of your investment in us and impair our ability to raise capital through the sale of additional equity securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future and are subject to a number of known and unknown risks and uncertainties, many of which are beyond our control. While we believe these statements are accurate, our business is dependent on many factors, including but not limited to those discussed in the “Risk Factors” and “Business” sections of this prospectus.

Many of these factors are beyond our control and any of these and other factors could cause actual results to differ materially from the forward-looking statements made in this prospectus. The results of our previous clinical trials are not necessarily indicative of the results of future clinical trials. We undertake no obligation to release publicly the results of any revisions to the statements contained in this prospectus to reflect events or circumstances that occur subsequent to the date of this prospectus.

USE OF PROCEEDS

The net proceeds we will receive from the sale of the 2,400,000 shares of common stock offered by us are estimated to be $102.4 million, at a public offering price of $45.25 per share and after deducting the estimated underwriting discounts and commissions and offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be $117.9 million.

We anticipate using the net proceeds from the sale of the common stock offered hereby as follows:

•	to fund the clinical development and commercialization of T-20 and T-1249;

•	research and development; and

•	to provide working capital and for general corporate purposes.

We will retain broad discretion over the use of the net proceeds from the sale of the common stock offered hereby. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We also may use a portion of the net proceeds to acquire or invest in complementary businesses, although no portion of the net proceeds has been allocated for any specific acquisition.

Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “TRMS.” The following table sets forth, for the periods indicated, the high and low bid prices of our common stock, as reported on the Nasdaq National Market. Such quotations reflect inter-dealer prices without mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	Common Stock Price
	High	Low
Year Ended December 31, 2000
First Quarter	$67.75	$24.00
Second Quarter	74.88	25.00
Third Quarter	75.50	51.25
Fourth Quarter	79.81	42.00
Year Ended December 31, 2001
First Quarter	57.06	22.88
Second Quarter	50.00	26.10
Third Quarter	51.79	29.63
Fourth Quarter	44.97	32.00
Year Ended December 31, 2002
First Quarter	46.21	33.98
Second Quarter	53.16	37.80

On September 26, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $45.81 per share. As of September 26, 2002, there were approximately 151 holders of record of our common stock.

DIVIDEND POLICY

We have never paid any dividends on our common stock, and we do not plan to pay any in the foreseeable future.

CAPITALIZATION

The following table sets forth the following information:

•	our actual capitalization as of June 30, 2002; and

•
our capitalization as adjusted to give effect to the sale by us of 2,400,000 shares of common stock at the public offering price of $45.25 per share in the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2002
	Actual	As Adjusted
	(In thousands, except share data)
Obligations under capital leases, excluding current installments	$619	$619

Stockholders’ equity:
Preferred Stock, $.001 par value per share, 10,000 shares authorized and no shares issued and outstanding	—	—
Common Stock, $.001 par value per share, 60,000 shares authorized; 18,766 shares issued and outstanding actual; 21,166 shares issued and outstanding, as adjusted	19	21
Additional paid-in capital	287,222	389,669
Deficit accumulated during the development stage	(223,290)	(223,290)
Deferred compensation	(1,766)	(1,766)
Accumulated other comprehensive income	121	121
Notes receivable from stockholders	(9)	(9)

Total stockholders’ equity	62,297	164,746

Total capitalization	$62,916	$165,365

This table excludes the following shares as of September 26, 2002:

•	2,439,000 shares of common stock reserved for issuance under outstanding stock options at a weighted average exercise price of $30.31 per share;

•	555,000 shares of common stock reserved for future issuance under our stock incentive plan;

•	362,000 shares of common stock reserved for issuance under outstanding warrants at a weighted average exercise price of $20.72 per share; and

•
200,000 shares of common stock issuable upon the potential exercise of call options sold to a financial institution, expiring in April 2003 with an average exercise price significantly in excess of our current share price.

DILUTION

Our net tangible book value as of June 30, 2002 was $61.1 million or $3.25 per share. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of common stock. After giving effect to the receipt of the proceeds from this offering, based on a public offering price of $45.25 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2002 would have been approximately $163.5 million, or $7.72 per share. This represents an immediate increase in pro forma net tangible book value of $4.47 per share to existing stockholders and an immediate dilution of $37.53 per share to new investors purchasing shares at the public offering price. The following table illustrates the per share dilution:

Public offering price per share		$45.25
Net tangible book value per share as of June 30, 2002	$3.25
Increase per share attributable to new investors	$4.47
Net tangible book value per share after offering		$7.72

Dilution per share to new investors		$37.53

As of September 26, 2002, there were options outstanding to purchase a total of 2,439,000 shares of common stock at a weighted average exercise price of $30.31 per share. To the extent that any of these options are exercised or shares are issued, there will be further dilution to new public investors.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the prospectus. The statement of operations data for the five-year period ended December 31, 2001 and the balance sheet data as of December 31, 1997, 1998, 1999, 2000, and 2001 are derived from our audited financial statements. The statement of operations data for the six months ended June 30, 2001 and 2002, and the balance sheet data as of June 30, 2001 and 2002 are derived from our unaudited interim financial statements.

	For the Years Ended December 31,					For the Six Months Ended June 30,		Cumulative From Inception (January 7, 1993) to June 30, 2002
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$431	$363	$4,681	$956	$1,304	$652	$652	$8,546

Operating expense:
Research and development:
Non-cash compensation	193	821	2,174	5,386	(969)	(452)	128	7,733
Other research and development expense	9,541	15,987	17,582	32,970	59,409	27,881	26,684	174,769

Total research and development expense	9,734	16,808	19,756	38,356	58,440	27,429	26,812	182,502

General and administrative:
Non-cash compensation	193	602	2,524	7,018	1,905	1,047	818	13,060
Other general and administrative expense	2,403	4,299	6,156	8,115	11,873	4,911	8,406	46,112

Total general and administrative expense	2,596	4,901	8,680	15,133	13,778	5,958	9,224	59,172

Total operating expenses	12,330	21,709	28,436	53,489	72,218	33,387	36,036	241,674

Operating loss	(11,899)	(21,346)	(23,755)	(52,533)	(70,914)	(32,735)	(35,384)	(233,128)

Interest income	584	1,755	1,729	6,114	4,362	2,599	1,053	15,719
Interest expense	(113)	(127)	(161)	(257)	(189)	(101)	(64)	(1,701)

Total other income (expense)	471	1,628	1,568	5,857	4,173	2,498	989	14,018

Loss before cumulative effect of change in accounting principle	(11,428)	(19,718)	(22,187)	(46,676)	(66,741)	(30,237)	(34,395)	(219,110)
Cumulative effect of change in accounting principle	—	—	—	(4,180)	—	—	—	(4,180)

Net loss	$(11,428)	$(19,718)	$(22,187)	$(50,856)	$(66,741)	$(30,237)	$(34,395)	$(223,290)

Basic and diluted net loss per share(1):
Before cumulative effect of accounting change	$(1.57)	$(1.87)	$(1.79)	$(3.00)	$(3.96)	$(1.85)	$(1.86)
Accounting change	—	—	—	(0.27)	—	—	—

Basic and diluted net loss per share	$(1.57)	$(1.87)	$(1.79)	$(3.27)	$(3.96)	$(1.85)	$(1.86)

Weighted average shares used in computing basic net loss per share(1)	7,295	10,547	12,411	15,548	16,870	16,336	18,513

(1)	Computed on the basis described in Note 1 to Financial Statements.

	As of December 31,					As of June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,557	$16,920	$37,023	$31,349	$22,288	$51,904	$20,790
Working capital	34,733	16,562	36,856	73,998	51,636	87,705	60,063
Total assets	38,844	22,872	51,650	98,933	80,644	110,054	92,570
Long-term notes payable and capital lease obligations, less current portion	240	853	1,206	1,861	1,014	1,453	619
Deficit accumulated during the development stage	(29,393)	(49,111)	(71,298)	(122,154)	(188,895)	(152,391)	(223,290)
Total stockholders’ equity	35,810	18,016	39,066	73,379	53,494	88,365	62,297

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. In addition to the historical information, the discussion in the prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by the forward-looking statements due to factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We began our operations in January 1993 and are a development stage company. Accordingly, we have a limited operating history. Since our inception, substantially all of our resources have been dedicated to:

•	the development, patenting, preclinical testing and clinical trials of T-20 and T-1249;

•	the development of a manufacturing process for T-20 and T-1249;

•	production of drug material for future clinical trials; and

•	research and development and preclinical testing of other potential product candidates.

We have lost money since inception and, as of June 30, 2002, had an accumulated deficit of approximately $223.3 million. We have received revenue only from federal small business innovative research grants, otherwise known as SBIR grants, an investigative contract, and an initial collaboration payment and a milestone payment from Roche, and have not generated any revenue from product sales or royalties. We may never generate any revenue from product sales or royalties.

Development of current and future drug candidates will require significant additional, time-consuming and costly research and development, preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial use. We expect to incur substantial losses for the foreseeable future and expect losses to increase as our research and development, preclinical testing, drug production and clinical trial efforts expand. The amount and timing of our operating expenses will depend on many factors, including:

•	the status of our research and development activities, including the announcement of the results of the analysis of our 48-week data from TORO-1 and TORO-2;

•	product candidate discovery and development efforts, including preclinical testing and clinical trials;

•	the timing of regulatory actions, including the accelerated and full FDA approval of the T-20 NDA;

•	the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing patent claims and other proprietary rights;

•	our ability to work with Roche to manufacture, develop, sell, market and distribute T-20 and T-1249;

•	technological and other changes in the competitive landscape;

•	changes in our existing or future research and development relationships and strategic alliances;

•	development of any future research and development relationships or strategic alliances;

•	evaluation of the commercial viability of T-20 and our other drug candidates; and

•	other factors, many of which are outside of our control.

As a result, we believe that period-to-period comparisons of our results of operations in the future are not necessarily meaningful. The past results of operations and results of previous clinical trials should not be relied on as an indication of future performance. If we fail to meet the clinical and financial expectations of securities analysts and investors, it could have a material adverse effect on the market price of our common stock. Our ability to achieve profitability will depend, in part, on our own or Roche’s ability to successfully develop and obtain regulatory approval for T-20, T-1249 or other drug candidates, and our ability to develop the capacity, either internally or through relationships with third parties, to manufacture, sell, market and distribute approved products, if any. We may never generate significant revenue or achieve profitable operations.

Results of Operations

Six Months Ended June 30, 2001 and 2002

Revenue.    Total revenue of $652,000 and $652,000 for the six months ended June 30, 2001 and 2002, respectively, represents the amortization over the research and development term of the Roche agreement, of the $10 million initial collaboration payment from Roche, net of the $5.4 million assigned to the warrant granted to Roche concurrent with the initiation of our collaboration, and a $2.0 million milestone payment received from Roche in 2000.

Research and Development Expenses.    Total research and development expenses were $27.4 million and $26.8 million for the six months ended June 30, 2001 and 2002, respectively. Total research and development expenses include gross research and development expenses less Roche’s share of such costs for T-20 and T-1249. Under our collaboration agreement, Roche and we shared equally the development costs incurred during the period from July 1, 1999 through June 30, 2002 for T-20 and T-1249. Total research and development expenses excluding non-cash compensation charges decreased from $27.9 million during the six months ended June 30, 2001 to $26.7 million during the six months ended June 30, 2002. This decrease was primarily because during the six months ended June 30, 2002 we incurred less expense for the purchase of drug material for future clinical trials than in the six months ended June 30, 2001. The accounts payable to Roche may be adjusted periodically based on their review of project expenses and items allowable under our collaboration agreement. As a result of such review, we received a credit during the six months ended June 30, 2002 of $4.4 million related to previous payments for drug material for clinical trials, which reduced research and development expenses for the six months ended June 30, 2002.

This decrease in expenses was partially offset by increases in expenses during the six months ended June 30, 2002 because we:

•	began the data accumulation and compilation process for clinical data from TORO-1 and TORO-2;

•	began preparation of materials for the submission of the T-20 NDA to the FDA; and

•	increased the number of our personnel to support our clinical trial, manufacturing process development and research activities.

Non-cash compensation changed from $452,000 in expense reversal for the six months ended June 30, 2001 to $128,000 in expense for the six months ended June 30, 2002. The change in expense resulted because the cumulative expense calculated under Emerging Issues Task Force (“EITF”) 96-18 for stock options previously granted to non-employees was less at June 30, 2001 compared to December 31, 2000, because of the decrease in the market price of our stock from December 31, 2000 to June 30, 2001. The cumulative expense calculated under EITF 96-18 was slightly higher at June 30, 2002 compared to December 31, 2001 due to additional vesting of the options. The closing market price per share of our stock was $54.88 and $50.07 on December 31, 2000 and June 30, 2001, respectively. The closing market price per share of our stock was $44.97 and $44.39 on December 31, 2001 and June 30, 2002, respectively. EITF 96-18 requires that compensation costs related to stock options granted to non-employees be measured at the end of each reporting period to account for changes in the fair value of our common stock until the options are vested. During the six months ended June 30, 2002, a significant number of the options previously granted to non-employees became vested.

Total research personnel were 66 and 84 at June 30, 2001 and 2002, respectively. We expect research and development expenses, net of reimbursements for T-20 and T-1249 development costs from Roche, to increase in the future due to:

•	continuation of Phase III clinical trials for T-20;

•	preparation of additional materials and submissions for the T-20 NDA to the FDA in support of full approval for T-20;

•	expanded clinical trials for T-20, T-1249 and other product candidates;

•	the manufacture of drug material for these clinical trials;

•	increased preclinical research and testing of potential product candidates; and

•	increased number of personnel to support these activities.

General and Administrative Expenses.    Total general and administrative expenses were $6.0 million and $9.2 million for the six months ended June 30, 2001 and 2002, respectively. Total general and administrative expenses include gross general and administration expenses less Roche’s share of pre-marketing expenses for T-20. Total general and administrative expenses excluding non-cash compensation charges increased from $4.9 million for the six months ended June 30, 2001 to $8.4 million for the six months ended June 30, 2002 because during the six months ended June 30, 2002, we:

•	performed market research and conducted pre-marketing activities with respect to T-20 which we shared equally with Roche;

•	added administrative personnel to support our growth; and

•	incurred increased professional fees to support our growth.

Non-cash compensation expense decreased from $1.0 million for the six months ended June 30, 2001 to $818,000 for the six months ended June 30, 2002 primarily due to the fact that several option and stock grants to employees accounted for under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” became fully vested during 2001, resulting in less deferred compensation expense amortization for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. We expect administrative expenses to increase substantially in the future to support the planned expansion of product development activities, including pre-marketing activities undertaken in anticipation of the commercialization of T-20 to be shared equally with Roche.

Other Income (Expense).    Other income (expense) consists of interest income and expense. Total other income was $2.5 million and $989,000 for the six months ended June 30, 2001 and 2002, respectively. The decrease was primarily due to lower interest income because of lower interest rates on our investment portfolio during the six months ended June 30, 2002 compared to the six months ended June 30, 2001. We expect yields on our investment portfolio to remain at these levels for the foreseeable future based on the current short-term interest rate environment.

Years Ended December 31, 1999, 2000 and 2001

Revenue.    Total revenue was $4.7 million, $956,000 and $1.3 million for 1999, 2000 and 2001, respectively. Total revenue for 1999 consisted of an up-front $10 million non-refundable payment from Roche, net of $5.4 million assigned to the warrant granted to Roche concurrent with the initiation of our collaboration, and $81,000 received under SBIR grants. Total revenue for 2000 and 2001 consists of the amortization of the $10.0 million non-refundable payment from Roche, net of the $5.4 million assigned to the warrant granted to Roche, and a $2.0 million milestone payment received from Roche in 2000, over the expected research and development period of our collaboration with Roche in accordance with Staff Accounting Bulletin (“SAB”) 101,

“Revenue Recognition in Financial Statements.” Under SAB 101, $4.2 million was reported as the cumulative effect of a change in accounting principle at January 1, 2000 to be amortized into revenue over future years.

Research and Development Expenses.    Total research and development expenses were $19.8 million, $38.4 million and $58.4 million for 1999, 2000 and 2001, respectively. Total research and development expenses include gross research and development expenses less Roche’s share of such costs for T-20 and T-1249. Under our collaboration agreement, Roche and we shared equally the development costs incurred during the period from July 1, 1999 until December 31, 2001 for T-20 and T-1249.

Total research and development expenses excluding non-cash compensation expense increased from $17.6 million in 1999 to $33.0 million in 2000 because during 2000 we:

•	continued three Phase II clinical trials and initiated one additional Phase I/II clinical trials for T-20;

•	initiated TORO-1 and TORO-2 in late 2000;

•	continued a Phase I/II clinical trial for T-1249;

•	continued manufacturing process development and purchase of drug material from third party manufacturers to supply future clinical trials of T-20 and T-1249;

•	continued preclinical research and testing of potential product candidates;

•	entered into lease agreements for additional laboratory space; and

•	increased the number of personnel to support these activities.

Non-cash compensation expense increased from $2.2 million in 1999 to $5.4 million in 2000 primarily due to the effect that the higher market value of our stock at December 31, 2000 compared to the market value of our stock at December 31, 1999, had on the calculation of this expense under EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” for stock options granted to non-employees.

Total research and development expenses excluding non-cash compensation expense increased from $33.0 million in 2000 to $59.4 million in 2001 because during 2001 we:

•
completed enrollment in mid-2001 of TORO-1 and TORO-2 that were initiated in late 2000, increasing the number of patients involved in T-20 clinical trials from approximately 200 during 2000 to over 1,200 during 2001;

•	continued four Phase II clinical trials for T-20;

•	continued a Phase I/II clinical trial for T-1249;

•	continued manufacturing process development and purchase of drug material from third party manufacturers to supply future clinical trials of T-20 and T-1249;

•	continued preclinical research and testing of potential product candidates; and

•	increased the number of personnel to support these activities.

Non-cash compensation expense decreased from $5.4 million in 2000 to $969,000 in expense reversal in 2001 primarily due to the effect that the higher market value of our stock at December 31, 2000 compared to the market value of our stock at December 31, 2001, had on the calculation of this expense under EITF 96-18 for stock options granted to non-employees. The expense reversal resulted because the cumulative expense under EITF 96-18 for stock options previously granted to non-employees was greater at December 31, 2000 than at December 31, 2001 because of the reduction in the market value of our stock during 2001.

Total research personnel were 52, 60 and 70 at December 31, 1999, 2000 and 2001, respectively.

General and Administrative Expenses.    Total general and administrative expenses were $8.7 million, $15.1 million and $13.8 million for 1999, 2000 and 2001, respectively. Total general and administrative expenses include gross general and administration expenses less Roche’s share of pre-marketing expenses for T-20. Total general and administrative expenses excluding non-cash compensation expense increased from $6.2 million in 1999 to $8.1 million in 2000 because in 2000 we:

•	performed market research and pre-marketing activities related to T-20 that are shared with Roche;

•	added personnel to support our growth; and

•	incurred professional fees related to our patent portfolio.

Non-cash compensation expense increased from $2.5 million in 1999 to $7.0 million in 2000 primarily due to the effect that the higher market value of our stock at December 31, 2000 compared to the market value of our stock at December 31, 1999, had on the calculation of this expense under EITF 96-18 for stock options granted to non-employees, and also due to additional option grants to non-employees.

Total general and administrative expenses excluding non-cash compensation expense increased from $8.1 million in 2000 to $11.9 million in 2001 because in 2001 we:

•	performed additional market research and pre-marketing activities related to T-20 that are shared with Roche;

•	increased general and administrative personnel from 25 in 2000 to 30 in 2001 to support our growth; and

•	incurred professional fees related to our patent portfolio.

Non-cash compensation expense decreased from $7.0 million in 2000 to $1.9 million in 2001 primarily due to the effect that the higher market value of our stock at December 31, 2000 compared to the market value of our stock at December 31, 2001, had on the calculation of this expense under EITF 96-18 for stock options granted to non-employees, and the fact that a former consultant became an employee during 2001.

Total general and administrative employees were 19, 25 and 30 at December 31, 1999, 2000 and 2001, respectively.

Other Income (Expense).    Other income (expense) consists of interest income and expense. Total other income was $1.6 million, $5.9 million and $4.2 million for 1999, 2000 and 2001, respectively. The increase in 2000 was due to increased interest income because of higher cash and investment balances due to our private placement of stock that closed in February 2000. The decrease in 2001 was primarily due to lower interest income because of lower interest rates on our investment portfolio during 2001 compared to 2000 and also due to lower average investment balances in 2001 compared to 2000.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through the private placement of equity securities, the issuance of notes to stockholders, equipment lease financing, an initial public offering of common stock in October 1997, a public offering of common stock in June 1999, a private placement of common stock in February 2000, a private placement of common stock in May 2001, a private placement of common stock in January 2002 and the sale of call options on our stock. Net cash used by operating activities was $32.5 million and $28.3 million for the six months ended June 30, 2001 and 2002, respectively. The cash used by operating activities during the six months ended June 30, 2002 was used primarily to fund research and development relating to T-20, T-1249, and other drug candidates, and decreased for the six months ended June 30, 2002 over the same period in 2001 because of the increase in our accounts payable to Roche due to the timing of payments under our collaboration agreement. Cash provided by investing activities was $9.0 million for the six months ended June 30, 2001. Cash used by investing activities was $15.0 million for the six months ended June 30, 2002. The amount provided for the six months ended June 30, 2001 resulted from the sale of short-term investments to fund our operating activities. The amount used for the six months ended June 30, 2002 resulted from the net purchase of short-term investments, using the proceeds from our private placement of common stock in January 2002. Cash provided by financing activities for the six months ended June 30, 2001, was $44.1 million. Cash provided by financing activities for the six months ended June 30, 2002 was $41.8 million. Cash provided by financing activities for the six months ended June 30, 2001 was primarily the proceeds of our private placement of common stock in May 2001. Cash provided by financing activities for the six months ended June 30, 2002 was primarily the proceeds of our private placement of common stock in January 2002.

As of June 30, 2002, we had $87.4 million in cash and cash equivalents and short-term-investments, compared to $74.8 million as of December 31, 2001. The increase is primarily a result of the closing of a private placement of common stock in January 2002, which resulted in net proceeds of approximately $40.8 million, offset in part by cash used by operating activities for the six months ended June 30, 2002.

In September 2001 and April 2002, we entered into derivative transactions with a financial institution that may be settled by selling up to a total of 307,000 shares of our stock to the financial institution at prices significantly higher than the market price per share of our stock at the inception of the transaction. We received approximately $344,000 and $388,000, respectively, in proceeds that were accounted for as an increase to additional paid-in capital in accordance with EITF Issue No. 00-19, “Determination of Whether Share Settlement Is within the Control of the Company for Purposes of Applying EITF Issue No. 96-13, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’” Alternatively, we have the option to settle these contracts by making a cash payment to the financial institution for the underlying value of the derivative contracts to the financial institution on the settlement date. We intend to settle the contracts by issuing shares. Derivative transactions relating to 107,000 of these shares expired unexercised in September 2002. Derivative transactions relating to the remaining 200,000 shares expire or mature in April 2003. The financial institution has advised us that it has engaged and may continue to engage in transactions, including the buying and selling of shares of our common stock, to offset its risks related to these transactions, which may or may not affect the market price of our stock.

We have experienced negative cash flows from operations since our inception and do not anticipate generating sufficient positive cash flows to fund our operations in the foreseeable future. Although we expect to share the future development costs for T-20 and T-1249 for the United States and Canada equally with Roche, we have expended, and expect to continue to expend in the future, substantial funds to pursue our drug candidate and compound discovery and development efforts, including:

•	expenditures for clinical trials of T-20, T-1249 and other product candidates;

•	preparation of additional materials and submissions for the T-20 NDA to the FDA in support of full approval for T-20;

•	expenditures for pre-marketing and marketing activities undertaken in anticipation of the commercialization of T-20;

•	research and development and preclinical testing of other product candidates;

•	manufacture of drug material; and

•	the development of our proprietary technology platform.

As of June 30, 2002, we had commitments of approximately $9.3 million to purchase drug candidate materials and fund various clinical trials over the next 12 months contingent on delivery of the materials or performance of the services. Substantially all of these expenditures will be shared equally by Roche under our collaborative agreement. Under our collaborative agreement with Roche, we are obligated to share equally the future development expenses for T-20 and T-1249 in the United States and Canada. We also expect to have capital expenditures of approximately $1.0 million during the remainder of 2002 that will not be shared with Roche. Our share of these expenditures may be financed with capital or operating leases, debt or working capital.

Barring unforeseen developments, based on our current expectations regarding regulatory approval, manufacturing and commercialization of T-20, we believe our existing cash and cash equivalents and short-term investments, and the net proceeds from this offering, will be sufficient to fund our current programs for the next 24 months, at which time we expect to be cash flow positive. However, if we require additional funds and such funds are not available through debt or equity financings, or collaborative arrangements, we will be required to delay, scale-back or eliminate certain preclinical testing, clinical trials and research and development programs, including our collaborative efforts with Roche. In the event Roche becomes unable or unwilling to share future development expenses for T-20 and T-1249, our capital requirements would increase substantially beyond our current expectations.

Since our initial public offering in 1997, we have financed our activities primarily through public offerings and private placements of our common stock, and we expect to continue to rely primarily on sales of our equity securities if we are required to raise additional funds in the future.

We may have difficulty raising additional funds by selling equity. If we fail to meet the clinical and financial expectations of securities analysts and investors, it could have a material adverse effect on the market price of our common stock and restrict or eliminate our ability to raise additional funds by selling equity. The public capital markets in which shares of our common stock are traded have been extremely volatile. The public equity markets for biotechnology companies have also been extremely volatile in 2002. Drug candidates for several publicly-held biotechnology companies, including Cubist Pharmaceuticals, Inc., Dendreon Corp., Inspire Pharmaceuticals, Inc., Miravant Medical Technologies, Pharmacia Corp. and Pharmacyclics, Inc. failed to meet primary clinical endpoints in Phase III clinical trials, resulting in significant reduction in the market price of their common stock. The FDA’s decision not to accept ImClone Systems, Inc.’s Biologics License Application (BLA) for ERBITUX™ also has contributed to the volatility of public equity markets for biotechnology companies. Therefore, even if we do achieve positive clinical or financial results that meet or exceed the expectations of securities analysts and investors, the state of the public equity markets in general and particularly the public equity market for biotechnology companies may prohibit us from raising funds in the equity markets on acceptable terms or at all. Even if we are able to obtain additional funding through an equity financing, the terms of this financing could be highly dilutive to current shareholders.

We may also attempt to obtain additional funding through debt financings and/or arrangements with new or existing collaborative partners. Any debt financings may contain restrictive terms that limit our operating flexibility. Arrangements with partners may require us to relinquish rights to our technologies or drug candidates or to reduce our share of potential profits. This could have a material adverse effect on our business, financial condition or results of operations.

Our future capital requirements and the adequacy of available funds will depend on many factors, including the availability of funds from Roche under our collaboration agreement, the condition of public capital markets, the results of clinical trials relating to T-20, the progress and scope of our product development programs, the magnitude of these programs, the results of preclinical testing and clinical trials, the need for additional facilities based on the results of these clinical trials and other product development programs, changes in the focus and direction of our product development programs, the costs involved in preparing, filing, processing, maintaining, protecting and enforcing patent claims and other intellectual property rights, competitive factors and technological advances, the cost, timing and outcome of regulatory reviews, changes in the requirements of the FDA, administrative and legal expenses, evaluation of the commercial viability of potential drug candidates and compounds, the establishment of capacity, either internally or through relationships with third parties, for manufacturing, sales, marketing and distribution functions, and other factors, many of which are outside of our control.

The following table summarizes our material contractual commitments for the remainder of 2002 and subsequent years (in thousands):

Contractual Obligation	2002	2003	2004	2005	Total
Capital leases	$483	$782	$279	$—	$1,544
Operating leases	656	1,221	498	382	2,757
Other contractual obligations*	9,263	—	—	—	9,263

Total	$10,402	$2,003	$777	$382	$13,564

*
Includes contracts to purchase drug candidate materials and fund various clinical trials contingent on delivery of the materials or performance of the services. Substantially all of these costs will be shared equally with Roche.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases for our properties and the derivative transactions described below. These transactions represent call options sold on our stock to a third party financial institution and were entered into in order to generate cash from the option premiums and provide us with the opportunity to raise capital at prices significantly in excess of the market price at the time of the transaction. These contracts are expected to be settled by issuing shares of our stock in the event the options are exercised. We have no subsidiaries or other unconsolidated limited purpose entities, and we have not guaranteed or otherwise supported the obligations of any other entity.

In September 2001 and April 2002, we entered into derivative transactions with a financial institution that we may settle by selling up to 307,000 shares of our stock to the financial institution at prices significantly higher than the market price per share of our stock at the inception of the transaction. Alternatively, we have the option to settle these contracts by making a cash payment to the financial institution for the underlying value of the derivative contracts to the financial institution on the settlement date. These contracts are expected to be settled by issuing shares of our stock in the event the options are exercised. Derivative transactions relating to 107,000 of these shares expired unexercised in September 2002. Derivative transactions relating to the remaining 200,000 shares expire or mature in April 2003. We received $732,000 in proceeds for the sale of these call options that were accounted for as an increase to additional paid-in capital in accordance with accounting principles generally accepted in the United States of America at the time of the transaction.

Trimeris 401(k) Plan

We have a 401(k) Profit Sharing Plan (the “Plan”) covering all qualified employees. Employees may elect to have from 1% to 12% of their salary deducted and contributed to the Plan. Employee contributions may not be invested in Trimeris stock. The Plan permits us to match employees’ contributions. Beginning in 1998, we matched 100% of an employee’s annual contributions with Trimeris stock, provided the employee was employed on the last day of the year. The number of shares issued is based on the employee’s contributions to be matched divided by the closing price of Trimeris stock on the last trading day of the year. At December 31, 2001 there were 42,000 shares of our stock held by the Plan. These shares vest ratably based on a participant’s years of service and are fully vested after four years of service. Currently these shares are only tradable upon an employee’s termination. During 2002, we expect to modify the plan to allow employees to sell vested shares on a regular basis.

Net Operating Loss Carryforwards

As of December 31, 2001, we had a net operating loss carryforward of approximately $173.3 million. We have recognized a valuation allowance equal to the deferred asset represented by this net operating loss carryforward and therefore recognized no tax benefit. Our ability to utilize these net operating loss carryforwards may be subject to an annual limitation in future periods pursuant to the “change in ownership rules” under Section 382 of the Internal Revenue Code of 1986, as amended. See Note 7 of Notes to Financial Statements.

Accounting And Other Matters

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes standards for valuation and disclosure of derivative financial instruments and is effective for fiscal quarters of fiscal years beginning after June 15, 2000. We adopted this statement on January 1, 2001, and it had no effect on our financial statements.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations be accounted for under the purchase method and prohibits use of the pooling-of-interests method. SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill (and intangible assets with indefinite useful lives) no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of SFAS No. 142, which occurred on January 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 had no effect on our financial statements.

SFAS No. 143, “Accounting for Asset Retirement Obligations”, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. This standard requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. We also are required to record a corresponding increase to the carrying amount of the related long-lived asset and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. This statement is effective for the fiscal years beginning after June 15, 2002. At this time we believe that this standard will have no impact on our financial statements.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard provides guidance on differentiating between long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. SFAS No. 144 supersedes FASB Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of”. We believe that this standard will have no impact on our financial statements.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued in July 2002, and addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability be recognized for costs associated with an exit or disposal activity only when the liability is incurred. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. The statement is effective for exit or disposal activities that are initiated after December 31, 2002. We believe that this standard will have no impact on our financial statements.

The FASB also issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on our financial statements and monitors the status of changes to issued exposure drafts and to proposed effective dates.

Critical Accounting Policies

We believe the following accounting policies are the most critical to our financial statements. We believe they are important to the presentation of our financial condition, and require the highest degree of management judgment to make the estimates necessary to ensure their fair presentation.

Revenue Recognition Under Staff Accounting Bulletin No. 101

SAB 101, “Revenue Recognition in Financial Statements” summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 provides guidance that it is appropriate to recognize revenue related to license and milestone payments over the research and development term of a collaboration agreement. The primary estimate we make in connection with the application of this policy is the length of the period of the research and development under our collaboration agreement with Roche. In the event our judgment of the length of this research and development term changes, the milestone revenue to be recognized under our collaboration with Roche would change prospectively in accordance with Accounting Principles Board Opinion (“APB”) No. 20, “Accounting Changes.” If the term is expected to be longer, the amount of revenue recognized would be less per quarter than currently being recognized. If the term is expected to be shorter, the amount of revenue recognized would be more per quarter than currently being recognized.

Calculation of Compensation Costs for Stock Options Granted to Non-Employees

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that such compensation costs be measured at the end of each reporting period to account for changes in the fair value of the Company’s common stock until the options are vested. These costs are non-cash charges resulting from stock option grants to non-employees. The primary estimate we make in connection with the calculation of this expense is the future volatility of our stock price used to calculate the value of the stock options in the Black-Scholes option-pricing model. At June 30, 2002, we estimated the future volatility at 60% based on the implied future volatility for call options in Trimeris stock quoted on the Chicago Board Options Exchange in July 2002. A higher volatility would result in greater compensation costs, and a lower volatility would result in lower compensation costs for these stock options.

Capitalization of Patent Costs

The costs of patents are capitalized and are amortized using the straight-line method over the estimated remaining lives of the patents of 17-20 years from the date the patents are granted. These costs are primarily legal fees and filing fees related to the prosecution of patent filings. We perform a continuous evaluation of the carrying value and remaining amortization periods of these costs. In the event future expected cash flows derived from any patents are less than their carrying value, the related costs would be expensed at that time.

Call Transaction Accounting

In July 2000, September 2001 and April 2002, we entered into derivative transactions with a financial institution that may be settled by selling shares of our stock to the financial institution at prices significantly higher than the market price per share of our stock at the inception of the transaction. We received proceeds from the sale of these call options that were accounted for as an increase to additional paid-in capital in accordance with EITF Issue No. 00-19, “Determination of Whether Share Settlement Is within the Control of the Company for Purposes of Applying EITF Issue No. 96-13, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’” An extensive list of requirements including the ability to settle the transaction by issuing stock are required by this EITF in order to allow accounting for proceeds received as an increase to additional paid-in capital. The contracts for our derivative transactions met the detailed requirements in this EITF. There was no impact on the financial statements in the six months ended June 30, 2001. For the six months ended June 30, 2002, $388,000 in proceeds received was credited to additional paid-in-capital.

Risk Factors

Our business is subject to certain risks and uncertainties. Please read the “Risk Factors” and “Business” sections of this prospectus, which highlight some of these risks. If any of these risks materialize, our business, financial condition and results of operations could be materially adversely affected.

BUSINESS

Overview

We are engaged in the discovery and development of a new class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors impair viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, our drug candidates under development offer a novel mechanism of action with the potential to treat a variety of medically important viral diseases.

Our most advanced drug candidates, T-20 and T-1249, are in clinical development for the treatment of HIV infection. We are developing both of these drug candidates in collaboration with Roche. T-20 is our first-generation HIV fusion inhibitor, which is currently in late-stage clinical development. In July 2002, we presented data from our 24-week interim analysis of the data from TORO-1 and TORO-2. In both TORO-1 and TORO-2, the primary endpoints, as well as important secondary endpoints, were met with statistical significance. Roche completed filing of the T-20 NDA on September 16, 2002. The FDA is required to respond to Roche within 45 days, indicating whether it has accepted the NDA submission and whether the application will receive priority review. Roche is initially seeking accelerated approval of T-20 based on the 24-week clinical data and intends to seek full approval based on 48-week clinical data from TORO-1 and TORO-2 when they become available. Roche also filed an application for European marketing approval on September 19, 2002. Roche will manufacture the bulk drug substance of T-20. We expect that Roche will be able to manufacture commercial quantities of T-20 drug substance by the first quarter of 2003. We anticipate that by the end of 2003, Roche will be able to manufacture sufficient drug substance to supply approximately 25,000 patients.

T-1249 is our second-generation HIV fusion inhibitor. In July 2002, we presented data from a Phase I/II trial of T-1249, which suggest that T-1249 was well-tolerated and produced dose-related decreases in HIV viral load. We expect to initiate a Phase II clinical trial of T-1249 in 2003.

Our goal is to continue to strengthen and expand our fusion inhibitor franchise. We are working with Roche to develop improvements in delivery convenience and other enhancements to T-20, including improved potency and half-life. We are also exploring methods to improve the efficiency of manufacturing T-20, including the development of a biological expression process. We believe that any product enhancements and manufacturing improvements made to T-20 could potentially be applied to other HIV fusion inhibitors, including T-1249. Beyond T-20 and T-1249, we are focused on the discovery and development of novel peptides with enhanced resistance profiles to target HIV strains that become resistant to other HIV fusion inhibitors. We have also established discovery programs outside the scope of our Roche collaboration, which are focused on the development of orally available small molecule HIV fusion inhibitors.

Background

It is estimated that approximately 940,000 people in North America and nearly 560,000 people in Western Europe are currently infected with HIV. It is also estimated that an additional 40,000 people are newly infected with HIV each year in the U.S. alone. HIV attacks a class of white blood cells, known as CD4 cells, that are responsible for mounting a body’s immune response against infection. By attacking these cells, HIV progressively disables the immune system, resulting in opportunistic infections, neurological dysfunctions, malignancies or death. The amount of HIV present in a patient’s bloodstream has been shown to be related directly to the patient’s prognosis: the higher the viral load, the more compromised the patient’s immune system becomes and the more likely the patient is to succumb to progressive diseases. In its most advanced stage, this progression into other infections or diseases is known as AIDS.

The standard approach to treating HIV infection has been to lower viral loads by using drugs that inhibit two of the viral enzymes that are necessary for the virus to replicate: reverse transcriptase and protease. There are currently three classes of drugs that inhibit these two enzymes: nucleoside reverse transcriptase inhibitors, or NRTIs, non-nucleoside reverse transcriptase inhibitors, or NNRTIs, and protease inhibitors, or PIs. We refer to NRTIs and NNRTIs collectively as RTIs. There are ten FDA-approved RTIs, and six FDA-approved PIs.

Therapies based on certain combinations of RTIs and PIs have reduced HIV viral loads in many patients for sustained periods to levels that are not detectable by current diagnostic methods. In 2000, deaths attributable to HIV infection were reduced to approximately 15,000 from 38,000 in 1996, largely due to improvements in treatment regimens. Because of the results achieved by the combined use of RTIs and PIs, total sales in the United States of approved RTIs and PIs exceeded $3.1 billion in 2001.

While significant progress has been made in combating HIV, current treatments continue to have significant limitations, such as resistance, toxicity and non-adherence to the complicated treatment regimens. HIV is prone to genetic mutations that produce strains of HIV that are resistant to currently-approved RTIs and PIs. Generally, an HIV virus that is resistant to one drug within a class is likely to become resistant to the entire class, a phenomenon known as cross-resistance. As a result of cross-resistance, attempts to re-establish suppression of HIV viral load by substituting different RTI and PI combinations often fail. It is estimated that, in the U.S., over 70% of patients currently taking medications have failed at least one regimen. Studies suggest that 10% to 15% of newly-infected HIV patients are infected with a strain of HIV that is resistant to at least one anti-HIV drug. It is estimated that viral infections in approximately 55,000 HIV-infected patients in the U.S. have become resistant to at least one member of each of the three classes of currently approved anti-HIV drugs, and that number is believed to be growing.

Over time, in addition to generating resistance to drugs, many patients develop intolerance to different medications. Data suggest that some HIV-infected patients refuse to commence or continue taking RTIs and PIs, either alone or in combination, because of side effects and difficult dosing regimens. Severe side effects commonly associated with currently approved anti-HIV drugs include neurological disorders, gastrointestinal disorders, diabetes-like symptoms, elevated cholesterol levels, other abnormal lipid metabolism and bone disorders. Dosing regimens often include taking as many as 30 pills per day. The emergence of drug-resistant strains of HIV, as well as toxic side effects associated with existing therapies, has heightened demand for new HIV therapies that work by novel mechanisms of action, have unique resistance profiles, and have fewer side effects.

HIV Fusion Inhibitors: T-20 and T-1249

We are engaged in the discovery and development of a class of anti-HIV compounds that works by a novel mechanism of action. Unlike existing classes of antiviral drugs, which work inside the cell after it has been infected, fusion inhibitors work outside of the cell to inhibit the virus’ ability to infect cells and replicate. We believe that fusion inhibitors will have fewer side effects than approved therapies and will be active against strains of HIV that are resistant to other classes of HIV drugs. We currently have two fusion inhibitors in clinical development: T-20 and T-1249.

T-20

T-20, a 36 amino acid synthetic peptide, is our first drug candidate for HIV fusion inhibition. T-20 has been shown to inhibit HIV viral fusion with host cells by blocking the conformational rearrangement of an HIV protein called gp41. T-20 is currently in Phase III clinical development for the treatment of HIV infection and has been granted fast track designation by the FDA. To date, we have tested or are testing T-20 in more than 1,000 patients in clinical trials, with the longest duration of treatment exceeding three years. We have also initiated an Early Access Program under which an additional 1,000 to 1,200 patients with limited treatment options will receive T-20. We continue to enroll additional clinical trials and expect that by March 2003 more than 3,000 patients will be receiving T-20 therapy. The clinical trials conducted to date suggest that T-20 is well-tolerated and has potent antiviral activity. We recently announced that the brand name for T-20 is Fuzeon™ and the generic name for Fuzeon™ is enfuvirtide.

We currently have two ongoing Phase III clinical trials, TORO-1 and TORO-2, evaluating T-20 for efficacy and safety. We have collected and presented data from a 24-week interim analysis of these clinical trials. We have also reported data from two Phase I/II clinical trials and four Phase II clinical trials for T-20. We currently have three other “roll-over” clinical trials ongoing which enrolled patients that had previously completed earlier clinical trials for T-20. We have commenced an open label safety trial called T20-305, which is expected to enroll approximately 450 patients. In addition, we recently announced an Early Access Program in August 2002 to provide access to T-20 for patients with limited treatment options. Roche completed filing of the T-20 NDA in September 2002. Roche is initially seeking accelerated approval of T-20 based on the 24-week data and intends to seek full approval based on 48-week clinical data from TORO-1 and TORO-2 when it has been analyzed. Roche also filed an application for European marketing approval in September 2002. We also plan to commence additional clinical trials for T-20 throughout 2002.

Phase III Clinical Trials of T-20

Trial Design

TORO-1.    In June 2001, we completed enrollment of TORO-1, a 48-week Phase III clinical trial in North America and Brazil with a planned interim analysis at 24 weeks. The trial is evaluating the activity and safety of T-20 in 491 HIV-infected patients who had previously used all three classes of currently-approved anti-HIV drugs. In this clinical trial, all patients received an individually optimized background regimen of three to five anti-HIV drugs other than T-20. In the control group, patients received only the optimized background regimen. In the T-20 treatment group, patients received the optimized background regimen in combination with twice daily subcutaneous injections, each delivering 90 mg of T-20. The background regimen was optimized based on the patient’s treatment history and the genotype and phenotype of the patient’s virus. A genotypic resistance analysis involves examination of the genetic sequence of the strains of virus present in the sample. A phenotypic resistance analysis involves an assessment of the ability of a drug to block infection caused by strains of a virus grown in culture. We have conducted an interim analysis of data at 24 weeks and intend to conduct a similar analysis of 48-week data when they become available.

TORO-2.    In August 2001, we completed enrollment of TORO-2, a 48-week Phase III clinical trial in Western Europe and Australia. The protocol for TORO-2 is substantially similar to TORO-1 and involves 504 HIV-infected patients. We have conducted an interim analysis of data at 24 weeks and intend to conduct a similar analysis of 48-week data when they become available.

The following table gives background information and describes the patient populations enrolled in the TORO-1 and TORO-2 clinical trials:

	TORO-1		TORO-2
	T-20	Control	T-20	Control
Total number of sites	49		64
Site locations	NorthAmerica, Brazil		Western Europe, Australia
Total number of patients	491		504
Approximate randomization	2:1		2:1
Number of patients per group	326	165	335	169
Median viral load at trial start (log10 copies/milliliters)	5.2		5.1
Median CD4 cell count at trial start (cells/cubic millimeter)	76	87	98	102
Average number of anti-HIV drugs exposed to prior to trial	12		12
Phenotypic sensitivity score	1.7		1.4
Genotypic sensitivity score	1.9		1.6

Phenotypic sensitivity scores and genotypic sensitivity scores are measures of viral resistance. Specifically, the sensitivity scores depicted in the table above represent the average number of drugs, out of all the currently approved anti-HIV drugs, that could be expected to be active against the tested virus.

Clinical Trial Results

In July 2002, we presented data from a 24-week interim analysis of TORO-1 and TORO-2. The primary endpoint for the clinical trials, the difference in the magnitude of decrease in HIV viral loads between the T-20 group and the control group, was met in both the TORO-1 and TORO-2 clinical trials and was statistically significant. Additionally, the interim analysis of TORO-1 and TORO-2 showed that important secondary endpoints, including the increase of CD4 count from baseline and suppression of viral load below the level of detection were also met with statistical significance. The following table summarizes the 24-week interim data analysis of each clinical trial. All data depicted below were statistically significant. Stated otherwise, the statistical measures, p-values, for all the data shown below were less than 0.05. In both of the trials, the p-values for the primary endpoints were less than 0.0001.

	TORO-1		TORO-2
	T-20	Control	T-20	Control
Primary Endpoint
Mean decrease in viral load (log10)	1.70	0.76	1.43	0.65
Mean decrease in viral load (% reduction)	98	83	96	78
Incremental reduction of viral load (log10)	0.93	—	0.78	—

Secondary Endpoints
Mean increase in CD4 cell count (cells/cubic millimeters)	76	32	65	38
Patients achieving viral load below 400 copies (%)	37	16	28	14
Patients achieving viral load below 50 copies (%)	20	7	12	5
Patients achieving viral load reduction greater than 1.0 log10 (%)	52	29	43	21
Patients experiencing virologic failure (%)	42	64	49	77

Other Data
Patients discontinuing from trial (%)	11	21	17	15
Patients discontinuing from trial for virological failure (%)	5	6	10	4
Patients discontinuing from trial for injection site reactions (%)	3	—	3	—
Patients switching from control to T-20 (%)	—	49	—	67

Primary endpoint.    The primary endpoint in both TORO-1 and TORO-2 is a 0.5 log10 incremental reduction of viral load achieved in the patient groups treated with T-20 versus the reduction in viral load achieved in the control groups. Viral load refers to the amount of HIV virus particles, as measured by the presence of HIV ribonucleic acid, or RNA, found in the blood of an HIV-infected person at a given time. We measure viral load in terms of copies of HIV RNA per milliliter of blood. It is widely viewed that a reduction in HIV RNA levels can be used as a suitable endpoint to determine efficacy of anti-HIV drugs in clinical studies. Based on data from various publications, as well as discussions with the FDA, it is our view that an incremental viral load reduction in excess of 0.5 log10 at 24 weeks is a clinically meaningful outcome and is supportive of accelerated approval, assuming a positive safety profile for the drug. In TORO-1, the incremental viral load reduction achieved in the T-20 treated group was 0.93 log10. In TORO-2, the incremental viral load reduction achieved in the T-20 treated group was 0.78 log10. These results were highly statistically significant. Stated otherwise, the statistical measures, p-values, for the primary endpoints were less than 0.0001. Data from the trials also suggest that T-20 was relatively safe and well tolerated.

Secondary endpoints.    In both TORO-1 and TORO-2, multiple secondary endpoints were also met with statistical significance and characterize the clinical benefit of T-20, as well as the durability of response to the drug through 24 weeks. An important secondary endpoint in these clinical trials is the increase in CD4 cell count achieved in the patient groups treated with T-20 versus the increase achieved in the control groups. CD4 cells are a critical component of the human immune system and are often killed by HIV. An increase in CD4 cell count is indicative of immune system restoration and is important in reducing the likelihood of opportunistic infection. We measure CD4 cell counts in units of CD4 cells per cubic millimeter of blood. In both clinical trials, the T-20 treated patient groups achieved a statistically significant increase in CD4 cell count as compared to the control groups.

Additional secondary endpoints in TORO-1 and TORO-2 are the percentages of patients who achieved a reduction of HIV viral load below two pre-defined levels, 400 copies per milliliter of blood and 50 copies per milliliter of blood. Reduction of viral load below these levels is believed to correlate with long-term durability of response to the anti-HIV therapy. In these two clinical trials, T-20 produced a statistically significant increase in the number of patients who achieved reductions of viral loads to below these levels as compared to those reductions achieved in the control groups. Another important endpoint is the percentage of patients treated with T-20 who achieved a reduction of viral load greater than 1.0 log10 versus the percentage of the control group patients who achieved viral load reduction of that magnitude. Finally, the comparison between the number of T-20 treated patients and the patients in the control groups who experienced virological failure is also an important secondary endpoint. Virologic failure refers to the inability of an anti-HIV drug regimen to reduce or suppress HIV in accordance with measures defined in the trial protocols. In TORO-1 and TORO-2, both of these endpoints were also met with statistical significance.

Virologic failure is defined as failure to achieve a greater than 0.5 log10 decrease in viral load by week 8 of the trial, a failure to achieve a 1.0 log10 decrease by week 16, or a greater than 1.0 log10 increase in viral load after achieving a decrease in viral load greater than 2.0 log10. In each of the clinical trials summarized above, patients in the control groups experiencing virologic failure could switch to a T-20 regimen without discontinuing treatment or dropping out of the clinical trial.

Safety Results

TORO-1 — Through 24 weeks, the incidence of moderate to severe laboratory abnormalities and clinical adverse events was similar between the T-20 group and the control group. While most patients in the T-20 group experienced injection site reactions, only 3% of patients discontinued the clinical trial as a consequence of these reactions. Other adverse events that occurred in greater than 10% of the T-20 patients and which occurred with greater frequency than in the control group were fatigue, insomnia, and pain or numbness in the peripheral nervous system. It was not possible to establish a causal relationship between these other adverse events and T-20.

TORO-2 — Through 24 weeks, as in TORO-1, overall clinical adverse events were similar between the T-20 and the control group. No adverse events occurring in greater than 10% of the patients and more frequently in the T-20 group were observed. Moderate laboratory abnormalities were more frequent in the T-20 group, and severe laboratory abnormalities were more frequent in the control group. While most patients in the T-20 group experienced injection site reactions, only 3% of patients discontinued the clinical trial as a consequence of these reactions.

Impact of T-20 on Activities of Daily Living

Data collected from a survey of patients in TORO-1 and TORO-2 suggest that subcutaneous delivery of T-20 was well-accepted by a majority of patients after the first eight weeks of treatment. These clinical trials also evaluated patient acceptance of the subcutaneous administration of T-20.

Conducted among 638 patients in TORO-1 and TORO-2, the survey assessed whether the subcutaneous delivery of T-20 influenced a patient’s ability to conduct normal activities of daily living, or ADL. Most patients reported little or no impact of injection on familiar routines of work (83%), sleep (89%), recreation (78%), social life (89%), travel (70%), intimacy (78%), or privacy (74%). Nearly all patients (range: 95% to 98%) reported little or no impact of injection on basic ADL, such as preparing meals or bathing. These findings suggest that motivated patients who receive instruction were able to manage self-injection with little difficulty and without the need for substantial changes in daily routines.

The survey found that 65% of patients scored self-injection as “very easy” or “easy.” Other responses were “neutral” (22%), “difficult” (8%) and “very difficult” (3%). Two percent of the respondents did not complete the question. Most patients also rated as “very easy” or “easy” various activities relating to the preparation and usage of T-20, such as administration (69%), dissolution of study drug (78%), refrigeration (90%) and disposal of sharps (90%).

Additional Phase III Clinical Trials

In November 2001, we announced with Roche the beginning of site selection and patient enrollment in the United States for T20-305, a clinical trial to assess the safety of T-20 in combination with oral anti-HIV drugs. We are conducting the clinical trial at various sites in North America, Europe, Brazil and Australia. This clinical trial is expected to enroll a total of 450 adults with high viral loads, defined as greater than 10,000 copies per milliliter, and low CD4 cell counts, defined as less than 50 cells per cubic millimeter. This clinical trial is currently underway and patient enrollment is in progress.

Phase II Clinical Trials of T-20

T20-206

In June 1999, we initiated T20-206, a 48-week Phase II clinical trial for T-20 to assess the antiviral activity and long-term safety of T-20 when used in combination with other anti-HIV drugs. The clinical trial enrolled 71 HIV-infected individuals who were randomly separated into four groups. Each group received a potent background regimen consisting of four different, currently-approved anti-HIV drugs—abacavir, amprenavir, efavirenz and ritonavir. The three treatment groups received various dosage levels of T-20 (50 mg, 75 mg, and 100 mg) by subcutaneous injection, along with the background regimen. The control group received only the background regimen. The two highest T-20 dose groups received two injections twice daily, while the lowest T-20 dose group received one injection twice daily. At 16 weeks, the median reduction of viral load in the patient’s blood from the viral load at the beginning of the trial for all patients across the three T-20 treatment groups was 2.27 log10, compared to a median reduction of 1.65 log10 for the control group.

At 48 weeks, the median reduction of viral load from baseline viral load for the combined T-20 treatment groups was 2.24 log10, compared to a median reduction of 1.87 log10 for the control group. At 48 weeks, 55% of patients (28 of 51) in the combined T-20 treatment groups achieved viral load levels of less than 400 copies per milliliter compared to 37% of patients (7 of 19) in the control group. 47% of patients (24 of 51) in the combined T-20 treatment groups achieved viral load levels of less than 50 copies per milliliter compared to 37% of patients (7 of 19) in the control group. CD4 cell count increased by a median of 132 cells per cubic millimeter in the combined T-20 treatment groups compared to an increase of 90 cells per cubic millimeter in the control group.

T20-208

In February 2002, we presented 48-week data from T20-208, a 46 patient formulation comparison clinical trial of T-20. Patients in T20-208 received T-20 given as twice daily subcutaneous injections in combination with oral anti-HIV drugs selected for each patient on an individualized basis. At 48 weeks, 50% of patients (23 of 46) achieved viral load levels of less than 400 copies per milliliter. In addition, 93% of patients (43 of 46) completed 48 weeks of treatment with the simpler dosing regimen of one injection twice daily that is currently being used in our Phase III clinical trials, TORO-1, TORO-2 and T20-305.

Pediatric Clinical Trials of T-20

In December 2001, we presented 24-week data from T20-204, a 12 patient pediatric Phase I/II clinical trial for T-20. In T20-204, patients were randomly assigned to two treatment groups to receive T-20 at different dosage levels in combination with a background regimen of other anti-HIV drugs. At 24 weeks, this trial showed that T-20 was well-tolerated by children and that children receiving the highest dose experienced a 90% reduction in viral load. T20-310 is a Phase I/II clinical trial designed to evaluate long-term usage of T-20 in pediatric patients between the ages of 3 and 16. The clinical trial is currently enrolling patients.

Rollover Clinical Trials

We have several ongoing clinical trials that allow patients in previously completed clinical trials to continue receiving T-20 as long as they continue to receive clinical benefit. These clinical trials are T20-210, T20-211 and T20-304.

Other Observations

Side Effects.    In all T-20 clinical trials to date, the most common adverse event was an injection site reaction that ranged from mild to moderate in severity and was characterized by redness of the skin, a bumpy thickening of the skin, and itching. Other adverse events included headache, nausea, fever, decreased energy levels, weakness, diarrhea and dizziness. We are unable to determine whether T-20 caused some of these results because the incidence of these adverse events was similar between those who received combinations that included T-20 and those who received combinations that did not include T-20.

Neutralizing Antibodies.    We have examined patient samples taken throughout the clinical trials to assess potential antibody responses to T-20. Data at 48 weeks in the T20-205 clinical trial show that T-20 does not appear to produce an immune response in the body that could compromise T-20’s efficacy.

Resistance.    We are examining T-20 resistance through analysis of blood samples taken from patients throughout several ongoing clinical trials, and augmenting these analyses with additional laboratory studies. Early genotypic and phenotypic analysis from patient samples from the TRI-003 clinical trial study where T-20 was given as monotherapy or in addition to an ineffective drug regimen in HIV infected patients revealed that emergence of resistance to T-20 is possible. Extension of these clinical trials to samples from the T20-205 clinical trial, where T-20 was given in combination with other anti-HIV drugs that are believed to be active, has demonstrated that the resistance profile of T-20 does not overlap with the resistance profiles of currently-approved anti-HIV drugs. In addition, T-20 has demonstrated additive or synergistic antiviral activity in laboratory studies when combined with representative members of the currently approved classes of anti-HIV drugs.

T-1249

T-1249 is our second-generation fusion inhibitor for HIV. The history of HIV treatment has demonstrated that the existence of multiple drugs within the RTI and PI classes have allowed for a variety of drug combinations and improved patient treatment. We believe that multiple HIV fusion inhibitors may enhance HIV therapy by providing an even broader range of treatment options. To date, T-1249 has demonstrated potent HIV suppression in vitro, and is highly active against a wide range of HIV strains in vitro, including strains resistant to T-20. We believe that the increased potency of T-1249 compared to T-20 may allow for lower drug quantities and less frequent dosing. We expect to initiate a Phase II clinical trial with respect to T-1249 in 2003.

Phase I/II — T1249-101

In July 1999, we initiated T1249-101, a Phase I/II clinical trial designed to assess the safety, antiviral activity, and pharmacokinetics of T-1249. For at least two weeks prior to entering the clinical trial, these patients had not received any other anti-HIV drugs.

In February 2001, we announced interim data from T1249-101. Patients received T-1249 via once or twice daily subcutaneous injections alone, and not in combination with any other anti-HIV drugs, for 14 days at doses ranging from 6.25 milligrams per day to 50 milligrams per day. At entry into the clinical trial, 98%, or 62 of 63 patients, had a clinical history of exposure to a mean of 11 anti-HIV drugs. During 14 days of treatment, the median maximum reduction in viral load from baseline at the beginning of the clinical trial ranged from 0.29 log10, or 48.7%, to 1.5 log10, or 96.8%, across the treatment groups. Data suggest that T-1249 was well-tolerated over a 14-day period and there were dose-related decreases in HIV viral load. Analysis of this data also suggests that a daily dose of T-1249, and not prior anti-HIV treatment experience, was the only variable that was associated with the viral load reduction among treatment-experienced patients.

In July 2002, we announced final results from T1249-101. The initial clinical trial described above included six dose groups dosed by subcutaneous injection once daily and twice daily. The total daily dose ranged from 6.25 to 50 milligrams. Subsequently, the clinical trial was amended to add four additional dose groups, from 50 to 200 milligrams dosed once daily. Of 115 patients entering the clinical trial, 113, or 98%, completed the 14-day dosing period. Dose-dependent decreases in HIV viral load were observed, including a median maximum reduction of 1.96 log10 copies per milliliter, or 99%, in patients receiving T-1249 at a dose of 200 milligrams per day.

No treatment-related, clinically important laboratory abnormalities occurred and no dose-limiting toxicities were identified. The most common adverse event reported in T1249-101 was mild to moderate local skin irritations at the site of injection. Three serious adverse events assessed by the investigators as possibly related to T-1249 occurred. One patient experienced an allergic reaction, a second patient exhibited a low white blood cell count, or neutropenia, and a third patient experienced fever associated with injection site reaction.

Collaborations

Roche

We have entered into an agreement with Roche to develop and market T-20 and T-1249 worldwide. Our agreement with Roche grants them an exclusive, worldwide license for T-20 and T-1249 and certain other peptide compounds in the field of HIV. Roche may terminate its license as a whole or for a particular country or countries in its sole discretion with advance notice. We will share development expenses and profits for T-20 and T-1249 in the United States and Canada equally with Roche. In September 2002, we reimbursed Roche $19.1 million in cash for our share of the expenses incurred during the first half of 2002 for North American clinical development and the submission of the T-20 NDA. Outside of the United States and Canada, Roche will fund all development costs and pay us royalties on net sales of T-20 and T-1249 for a specified term. In addition, Roche has agreed to pay us up to $68 million in upfront and milestone payments, of which we have received $12 million as of June 30, 2002.

We have also entered into a research agreement with Roche to discover, develop and commercialize additional anti-HIV fusion inhibitor peptides. We will share equally the worldwide research, development and commercialization expenses and profits from the worldwide sales of anti-HIV fusion inhibitor peptides discovered after July 1, 1999. Our agreement with Roche grants them an exclusive, worldwide license for these peptides. Either party may terminate the agreement as a whole or for a particular drug, country or countries in its sole discretion with advance notice. The joint research obligations under the agreement terminate in January 2003 and are renewable thereafter on an annual basis.

We have transferred the manufacturing process for the amounts of T-20 required in our clinical trials to four third party contract manufacturers, including Roche. Roche will manufacture bulk quantities of T-20 drug substance in its Boulder, Colorado facility. Roche and another third party will produce the finished drug product from such bulk drug substance. Roche has validated the first three commercial batches of T-20 drug substance. These are batches produced on a commercial scale to demonstrate the reliability of the manufacturing process. We currently expect that validation batches for drug product will be completed in the fourth quarter of 2002.

Array Biopharma

In July 2001, we entered into an agreement with Array BioPharma, Inc. or Array, to discover orally-available small molecule fusion inhibitors of HIV and respiratory syncytial virus, or RSV. We will initially screen a library of small molecule compounds provided by Array against HIV and RSV fusion protein targets. A small molecule is defined as a molecule that has a molecular weight of less than 2000 daltons. Array will use its drug discovery platform to select the optimal lead compounds. We will collaborate with Array to identify preclinical candidates, and we will be responsible for further development of those candidates. Array will provide the initial library of compounds on a non-exclusive basis and will work exclusively with us on the HIV and RSV fusion protein targets during the term of the collaboration. We will work with Array on a non-exclusive basis on these targets. Array will be entitled to receive payments and royalties based on achievement of certain developmental and commercial milestones.

Neokimia

In April 2002, we entered into an agreement with Neokimia Inc. to discover and develop small molecule HIV fusion inhibitors. We will initially screen a library of small molecule compounds provided by Neokimia. Neokimia will use its proprietary drug discovery platform to optimize lead compounds. We will collaborate with Neokimia to identify preclinical drug candidates. Neokimia will provide the initial library of compounds on a non-exclusive basis and will work exclusively with us on the HIV gp41 fusion protein target during the term of the collaboration. We have an option to select an additional target to add to the collaboration within one year. We will work with Neokimia on a non-exclusive basis on these targets. We, with Neokimia, will equally fund all research activities through the declaration of a development candidate. We will be responsible for all future clinical development, regulatory and commercial activities on a worldwide basis. Neokimia will be entitled to receive payments and royalties on net product sales based on achievement of certain developmental and commercial milestones. Neokimia also has an option to co-fund clinical development activities for development compounds through the end of Phase I human clinical trials, in exchange for increased royalties on net product sales. Subsequent to the date of our agreement with Neokimia, but not in connection with such agreement, Robert R. Bonczek, our Chief Financial Officer and General Counsel, was appointed to the Board of Directors of Neokimia.

Manufacturing

The synthetic manufacture of peptides historically has been complex and expensive. This constraint has not limited the commercialization of most existing peptide therapeutics, which are administered in relatively small doses. We anticipate dosing levels of T-20 to be relatively high compared to therapeutic peptides currently prescribed for other indications. We have developed a novel peptide manufacturing process, which we believe will allow us to produce T-20 and T-1249 on a large scale and cost-efficient basis. Roche will manufacture bulk quantities of T-20 drug substance in its Boulder, Colorado facility. We have selected one of Roche’s manufacturing facilities and another third party to produce the finished drug product from such bulk drug substance. Roche has validated the first three commercial batches of drug substance, and Roche is preparing to initiate the drug product validation phase during the third quarter of 2002. We expect to be able to manufacture commercial quantities of T-20 by the first quarter of 2003.

Based on the positive Phase III data, better adherence to T-20 therapy than we had anticipated, and the growing problem of resistance to current therapies, we believe that T-20 can make a significant contribution to patients with diminishing treatment options. We have expanded our Early Access Program to 1,200 patients in addition to the existing 400 early access patients already on T-20. We expect approximately 3,000 patients to be on drug by an anticipated launch in 2003. Due to these factors, as well as an increased likelihood for expedited regulatory approval in both the U.S. and Europe, the demand for T-20 may be greater than initially anticipated and may exceed supply in the period after launch. While the current manufacturing infrastructure does not allow the flexibility to increase production beyond our current capacity prior to launch, Roche has recently announced that it has committed further investment capital to increase capacity. We anticipate that there will be sufficient drug substance to treat 25,000 patients by the end of 2003. Output is projected to reach a steady state in early 2004 and continue to increase as efficiencies of scale and expansion programs are implemented. These are estimates made in the absence of results derived from analyzing the first validation and commercial batches that are currently being produced.

Research

As part of our business strategy, we conduct research and development activities both internally and with our collaborative partners. Our research efforts focus primarily on treating viral diseases by identifying novel mechanisms for blocking viral fusion.

Viral Fusion Inhibitors

Viruses utilize the intracellular machinery of a cell to make components that are necessary for viral replication. Viruses cause disease when their uncontrolled replication interferes with the basic function of the invaded cells. The attraction of a virus to the cell it infects is based upon a specific interaction between the receptors on the surface of the target cell and the virus.

Viral infection of cells occurs through a cyclical, multi-step process, consisting of viral entry, intracellular replication, and release. Once the viral genetic material is inside the target cell, this material then directs the target cell to produce viral proteins and enzymes that are necessary to complete the replication cycle of the virus. When viral replication is completed, newly formed viruses are released from the cell. These newly formed viruses spread by infecting new cells. The cycle is repeated when the replicated virus infects the new cells.

Currently marketed antiviral therapies typically target specific enzymes that viruses use to replicate. Other compounds that are in clinical development, including ours, focus on the entry of the viruses into target cells. We have pioneered the discovery and development of a new class of anti-HIV compounds, called fusion inhibitors, that prevents one of the crucial steps in viral entry from occurring by blocking the conformational rearrangement of HIV required to allow HIV to fuse with a host cell. T-20 is a first generation fusion inhibitor which prevents HIV from entering and infecting cells. T-1249 is a rationally designed second generation fusion inhibitor in an earlier stage of development.

T-20 Mechanism of Action

T-20 is a 36 amino acid synthetic peptide that binds to a key region of an HIV surface protein called gp41. T-20 blocks HIV viral fusion by interfering with certain structural rearrangements within gp41 that are required for HIV to fuse to and enter a host cell.

In the HIV infection process, the gp120 surface protein is stripped away from the virus after gp120 binds to host cell receptors. Two specific regions in the gp41 protein are thus freed and can bind to one another and cause the viral membrane to fuse with the host cell membrane. If T-20 is present in the bloodstream, it binds tightly to one of these regions within the gp41 protein and blocks the structural rearrangement necessary for the virus to fuse with the host cell. Since the virus cannot fuse with the host cell, it cannot penetrate and release its genetic material into the cell. HIV infection of the host cell is inhibited, and HIV replication within that cell is prevented.

Other Research Programs

T-20 Product Optimization.    We believe we may be able to improve upon the potential product attributes of T-20 by enhancing methods of delivery or manufacture. T-20 is currently delivered via a twice daily subcutaneous injection. We believe that incremental improvements in delivery convenience could enhance its market acceptance. We are currently working with Roche to explore more convenient delivery devices, including auto-injection devices, multi-dose vials, improved formulations and other enhancements. T-20 is currently manufactured using a complex manufacturing process developed by Trimeris. We along with Roche are exploring the cost/benefit of developing a biological expression process for producing T-20, which could result in reduced manufacturing costs.

Novel Peptide HIV Fusion Inhibitors.    One of the goals of the research agreement with Roche is to identify technologies that improve our anti-HIV peptides. This could be achieved through improving the potency and/or the time that a peptide remains active in the bloodstream, commonly referred to as the molecule’s half-life. This improved half-life may be achieved through pegylation, which is the attachment of polyethylene glycol to a peptide which has been shown to extend the half-life of other drugs. Another approach to half-life extension is the attachment of other substances such as albumin to a peptide. The resulting dosing regimen could be significantly less frequent than the current twice daily subcutaneous injection that T-20 requires.

Another goal of the research agreement is to discover a peptide with an enhanced resistance profile. This profile could include effectiveness against HIV strains that have become resistant to other HIV fusion inhibitors, similar to the profile of T-1249 that we have seen in the laboratory. A second resistance profile improvement would be a peptide that makes it more difficult for HIV to generate resistant virus strains to the peptide, therefore improving the durability of the peptide in therapy. We believe these resistance profile improvements could lead to additional market acceptance of such a peptide.

Small Molecule HIV Fusion Inhibitors.    We also have discovery programs that are focused on discovering an orally available small molecule HIV fusion inhibitor. The development of small molecule HIV fusion inhibitors is not within the scope of our collaboration with Roche. We have entered into two agreements with Array BioPharma, Inc. and Neokimia Inc. to discover small molecule fusion inhibitors of HIV.

Sales, Marketing and Distribution

We have no experience in sales, marketing or distribution of pharmaceuticals. If T-20 and/or T-1249 receive FDA approval, we currently plan to rely on Roche for the sales, marketing and distribution of T-20, T-1249 and our other drug candidates covered by our collaboration with Roche, in accordance with the marketing terms contained in our development and license agreement with Roche. Roche may terminate this agreement at any time with advance notice. If Roche failed to market T-20, T-1249 or our other drug candidates adequately and we were unable to reach agreement with one or more other marketing partners, we would be required to develop internal sales, marketing and distribution capabilities. We may not be able to establish cost-effective sales, marketing or distribution capabilities or make arrangements with third parties to perform these activities on acceptable terms on a timely basis, if at all. This would have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

Our agreement with Roche and any sales, marketing or distribution arrangements we establish with other parties gives Roche, and may give those parties, significant control over important aspects of the commercialization of T-20 and our other drug candidates, including:

•	market identification;

•	marketing methods;

•	pricing;

•	drug positioning;

•	composition of sales force; and

•	promotional activities.

We may not be able to control the amount or timing of resources that Roche or any third party may devote to our drug candidates.

Patents, Proprietary Technology and Trade Secrets

Our success will depend, in part, on our ability, and the ability of our collaborators or licensors, to obtain protection for our products and technologies under United States and foreign patent laws, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties.

We own or have exclusive licenses to more than 20 issued United States patents, numerous pending United States patent applications, and certain corresponding foreign patents and patent applications. Most of our issued United States patents issued to date are currently set to expire between 2013 and 2018.

We also rely on trade secrets, know-how, and other proprietary information, which we seek to protect, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. These agreements may not provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized disclosure. Our employees, consultants or advisors could disclose our trade secrets or proprietary information to competitors, which would be detrimental to us.

We have an exclusive, worldwide, royalty-bearing license from the New York Blood Center under certain U.S. and foreign patents and patent applications relating to certain HIV peptides. Under this license we are required to pay to the New York Blood Center a royalty equal to one-half of one percent of the net sales of T-20. There is no royalty payable with respect to T-1249.

Competition

We are engaged in segments of the biopharmaceutical industry, including the treatment of HIV, that are intensely competitive and change rapidly. If successfully developed and approved, our products will compete with numerous existing therapies. For example, at least twenty drugs are currently approved in the United States for the treatment of HIV. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target the same diseases that we are targeting. Some companies, including several multi-national pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV.

The need for drugs that have a novel mechanism of action has stimulated interest in the inhibition of HIV entry into the cell. We believe that several companies are developing or attempting to develop HIV drug candidates that inhibit entry of the virus into the cell via mechanisms other than fusion.

We believe that there is a significant future market for therapeutics that treat HIV and other viral diseases. However, we anticipate that we will face intense and increasing competition in the future as new products enter the market and advanced technologies become available. Existing products or new products for the treatment of HIV developed by our competitors may be more effective, less expensive, or more effectively marketed than any products eventually commercialized by us.

Many of our competitors have significantly greater financial, technical and human resources than we have and may be better able to develop, manufacture, sell, market and distribute products. Many of these competitors have products that have been approved or are in late-stage development. These competitors also operate large, well-funded research and development programs. In addition, smaller companies may prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the commercial value of their inventions for the treatment of HIV and are more actively seeking to commercialize the technology they have developed.

New developments in our areas of research and development are expected to continue at a rapid pace in both industry and academia. If our drug candidates are successfully developed and approved, we will face competition based on:

•	the safety and effectiveness of the products;

•	the timing and scope of regulatory approvals;

•	availability of manufacturing, sales, marketing and distribution capabilities;

•	reimbursement coverage;

•	price; and

•	patent position.

Our competitors may develop more effective or more affordable technology or products, or achieve earlier patent protection, product development, or product commercialization than we can. Our competitors may succeed in commercializing products more rapidly or effectively than we can, which could have a material adverse effect on our business, financial condition, results of operations and market price of our stock.

Government Regulation

Human pharmaceutical products are subject to lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities. The regulatory approval process includes:

•	the establishment of the safety and effectiveness of each product candidate; and

•	confirmation by the FDA that good laboratory, clinical and manufacturing practices were maintained during testing and manufacturing.

This process typically takes a number of years, depending upon the type, complexity, and novelty of the pharmaceutical product. This process is expensive and gives larger companies with greater financial resources a competitive advantage over us. Our drug candidates may never be approved for commercialization or obtain the desired labeling claims.

The steps required by the FDA before new drugs may be marketed in the United States include:

•	preclinical studies;

•	the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug, or IND;

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use;

•	adequate control of a reliable manufacturing process;

•	submission to the FDA of an NDA; and

•	review and approval of the NDA by the FDA before the drug may be shipped or sold commercially.

In the United States, preclinical testing includes both culture and animal laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Certain laboratories involved in preclinical testing must comply with FDA regulations regarding good laboratory practices. Preclinical testing results are submitted to the FDA as part of the IND and, unless there is objection by the FDA, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND may never result in the commencement of human clinical trials.

Clinical trials involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. These clinical trials typically are conducted in three sequential phases, although the phases may overlap with one another.

Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with a targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety, dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacokinetics.

Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the effectiveness of the drug for the specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

Phase III clinical trials are initiated to establish further clinical safety and effectiveness of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all labeling for promotion and use. The results of the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of an NDA for approval of the marketing and shipment of the drug.

The FDA closely monitors the progress of each of the three phases of clinical trials and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. Once Phase III trials are completed, drug developers submit the results of preclinical studies, clinical trials and information on the manufacturing of the drug to the FDA in the form of an NDA for approval to commence commercial sales. Once submitted, the FDA is required to take action on an NDA within a specified period of time. FDA action may be any one of the following: approval to market the drug, request for additional information or denial of approval. FDA approvals may not be granted on a timely basis, or at all. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar regulatory procedures must be complied with in countries outside the United States.

Congress enacted the Food and Drug Administration Modernization Act of 1997 (FDAMA), in part, to ensure the timely availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. Among other things, FDAMA establishes a statutory program for the approval of so-called fast track products, which are defined as new drugs or biologics intended for the treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. Under the fast track program, the sponsor of the new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during clinical development of the product. FDAMA also provides for “rolling” submission of an NDA for a fast track product, where a sponsor may submit portions of the application to the FDA on a rolling basis. Drugs designated for the fast track development program may be considered for priority review and for accelerated approval based on an endpoint other than that required for final approval.

Our drug candidates under development may never receive commercialization approval in any country on a timely basis, or at all, even after substantial time and expenditures. If we are unable to demonstrate the safety and effectiveness of our product candidates to the satisfaction of the FDA or foreign regulatory authorities, we will be unable to commercialize our drug candidates. This would have a material adverse effect on our business, financial condition, results of operations and market price of our stock. Even if regulatory approval of a drug candidate is obtained, the approval may limit the indicated uses for which the drug candidate may be marketed.

We, Roche and any existing or potential future collaborative partners are also subject to various federal, state and local laws and regulations relating to:

•	safe working conditions;

•	laboratory and manufacturing practices;

•	the experimental use of animals; and

•	the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents.

Compliance with these laws, regulations and requirements may be costly and time-consuming and the failure to maintain such compliance by us or our existing and potential future collaborative partners could have a material adverse effect on our business, financial condition and results of operations.

The FDA gave fast track designation for the treatment of HIV-infected individuals to T-20 in January 1999 and to T-1249 in May 1999. Fast track designation does not guarantee that T-20 or T-1249 will receive regulatory approval.

Third-Party Reimbursement and Healthcare Reform Measures

In the United States and elsewhere, sales of prescription drugs depend, in part, on the consumer’s ability to obtain reimbursement for the cost of the drugs from third-party payors, such as private and government insurance programs. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems. Because of the high cost of the treatment of HIV, many state legislatures are also reassessing reimbursement policies for this therapy. If third-party payor reimbursements for any drugs we commercialize are not available or are not available at a level that will allow us or our potential collaborative partners to sell these drugs on a competitive basis, our results of operations will be materially and adversely affected. In addition, an increasing emphasis in the United States on the reduction of the overall costs of health care through managed care has increased and will continue to increase the pressure to reduce the prices of pharmaceutical products. The announcement and/or adoption of these types of proposals or efforts could also materially and adversely affect our business, since the amount of revenues that we may potentially be able to generate in the future for any products we may commercialize could affect an investor’s decision to invest in us, the amount of funds we decide to spend now on our development and clinical trial efforts, and/or our decision to seek regulatory approval for certain drug candidates.

Recently, several major pharmaceutical companies have offered to sell their anti-HIV drugs at or below cost to certain countries in Africa, which could adversely affect the reimbursement climate, and the prices that may be charged, for HIV medications in the United States and the rest of the world. Third-party payors could exert pressure for price reductions in the United States and the rest of the world based on these offers to Africa. This price pressure could limit the amount that we would be able to charge for our drugs.

Human Resources

As of August 31, 2002, we had 123 full-time employees, including a technical scientific staff of 84. None of our employees are covered by collective bargaining arrangements, and management considers relations with our employees to be good.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth the name, age and position of our executive officers, directors and key employees as of September 26, 2002:

Name	Age	Position
Dani P. Bolognesi, Ph.D.	61	Chief Executive Officer, Chief Scientific Officer and Director
Robert R. Bonczek	57	Chief Financial Officer and General Counsel
M. Nixon Ellis, Ph.D.	52	Executive Vice President and Chief Business Officer
M.C. Kang, Ph.D.	51	Senior Vice President of Development
Thomas J. Matthews, Ph.D.	57	Senior Vice President of Research and Development
M. Lynn Smiley, M.D.	50	Senior Vice President of Clinical Research
George Koszalka, Ph.D.	51	Senior Vice President of Corporate Strategy
Timothy J. Creech	41	Director of Finance and Secretary
Jeffrey M. Lipton(1)(2)	60	Chairman of the Board of Directors
E. Gary Cook, Ph.D.(2)	57	Director
J. Richard Crout, M.D.(1)	72	Director
Charles A. Sanders, M.D.(1)(2)	70	Director
Kevin C. Tang(2)	35	Director

(1)	Member of the Audit and Finance Committee.
(2)	Member of the Compensation and Governance Committee.

Dani P. Bolognesi, Ph.D. is a founder of Trimeris, has been a director since its inception and was named Chief Executive Officer and Chief Scientific Officer in March 1999. Dr. Bolognesi held a number of positions at Duke University from 1971 to March 1999, and served as James B. Duke Professor of Surgery, Professor of Microbiology/Immunology, Vice Chairman of the Department of Surgery for Research and Development and Director of the Duke University Center for AIDS Research from 1989 to March 1999. From 1988 to March 1999, Dr. Bolognesi was the Director of the Central Laboratory Network that supports all HIV vaccine clinical trials sponsored by the National Institutes of Health. Dr. Bolognesi received his Ph.D. degree in Virology from Duke University.

Robert R. Bonczek joined Trimeris as a consultant in March 1997, was named Acting Chief Administrative Officer and Acting Chief Financial Officer in September 1999, was named Chief Financial Officer in March 2000 and was named General Counsel in April 2000. From 1991 until 2001, Mr. Bonczek acted in a consulting capacity for Donaldson, Lufkin & Jenrette, an investment bank, and for Wilmer, Cutler & Pickering, a law firm. Since 1991, Mr. Bonczek has served as President of AspenTree Capital, a financial services and investment management company. Prior to 1991, Mr. Bonczek was with E.I. Du Pont de Nemours & Co., a chemical company, for 24 years, holding a number of senior management positions, including Corporate Counsel. Mr. Bonczek received his J.D. degree from the University of North Carolina and his M.B.A. from The Wharton School at the University of Pennsylvania.

M. Nixon Ellis, Ph.D. joined Trimeris as Executive Vice President and Chief Business Officer in March 2000. Prior to joining Trimeris, Dr. Ellis served as a founder and director of Triangle Pharmaceuticals, Inc., a biopharmaceutical company from July 1995 until February 2000 and President and Chief Operating Officer from September 1995 until February 2000. From 1983 to 1995, Dr. Ellis held various positions at Burroughs Wellcome Co., a multinational pharmaceutical company, most recently serving as Global Brand Director, HIV/Retrovir at The Wellcome Foundation Ltd. and Assistant Director, Division of Virology. Dr. Ellis received his Ph.D. degree in Microbiology from the University of Georgia and his M.B.A. from the University of North Carolina.

M.C. Kang, Ph.D. joined Trimeris as a consultant in October 1995 and was named Director of Chemistry in August 1996, Vice President of Development in September 1998 and Senior Vice President of Development in July 1999. Prior to joining Trimeris, Dr. Kang held various positions at Glaxo plc from 1990 to October 1995, most recently serving as Director of Chemical Development. From 1986 to 1990, Dr. Kang was a Development Chemist in the Medical Products Division at E.I. Du Pont de Nemours & Co. Dr. Kang received his Ph.D. degree in Synthetic Organic Chemistry from Oregon State University.

Thomas J. Matthews, Ph.D. is a founder of Trimeris and joined Trimeris as Senior Vice President of Research and Development in July 1999. Dr. Matthews held a number of positions at Duke University from 1977 to July 1999, most recently serving as Associate Professor of Experimental Surgery at the Duke University Medical Center and a member of the Duke University Center for AIDS Research. Dr. Matthews received his Ph.D. degree in Biochemistry from the University of Missouri.

M. Lynn Smiley, M.D. joined Trimeris as Senior Vice President of Clinical Research in January 2001. From January 1997 until January 2001, Dr. Smiley served as Vice President of HIV and Opportunistic Infections Clinical Development at Glaxo Wellcome, Inc., now GlaxoSmithKline plc. From March 1988 to December 1996, Dr. Smiley held several positions in research and development at Burroughs Wellcome Co. and Glaxo Wellcome, Inc., including Director of the Infectious Diseases and Immunology Department. Dr. Smiley has also held teaching positions at the University of North Carolina at Chapel Hill School of Medicine since 1984, and has served as Clinical Professor of Medicine since 1994. Dr. Smiley received her M.D. from Duke University Medical School.

George Koszalka, Ph.D. joined Trimeris as Senior Vice President of Corporate Strategy in June 2002. Dr. Koszalka served as Division Director of Virology at GlaxoSmithKline since 2001 with global responsibilities for Research and Clinical Virology, serving as a liaison between the commercial, clinical development and research areas in the antiviral franchise. Dr. Koszalka held positions of increasing responsibility within Research and Development with Burroughs Wellcome and Glaxo Wellcome since 1973. Dr. Koszalka holds a Ph.D. in Biochemistry from North Carolina State University.

Timothy J. Creech, C.P.A. joined Trimeris as Director of Finance in July 1997 and was appointed Secretary in June 1999. From July 1996 to June 1997, Mr. Creech was Corporate Controller at Performance Awareness Corporation, a software company. From December 1993 to July 1996, Mr. Creech was Director of Finance at Avant! Corporation, a software company. From 1990 to December 1993, Mr. Creech was a senior manager at KPMG LLP, independent auditors for Trimeris. Mr. Creech received his M.B.A. from the Fuqua School of Business at Duke University.

Jeffrey M. Lipton has been a director of Trimeris since June 1998 and has been Chairman of the Board since June 1999. Since July 1998, Mr. Lipton has been President and Chief Executive Officer of NOVA Chemicals Corporation, a chemicals company. Mr. Lipton was President of NOVA Corporation, a worldwide natural gas services and petrochemicals company from September 1994 until July 1998, a director from April 1996 until July 1998, Senior Vice President from 1993 until February 1994 and Senior Vice President and Chief Financial Officer from February 1994 until September 1994. Prior to NOVA, Mr. Lipton was with E.I. Du Pont de Nemours & Co. for 29 years, holding a number of senior management positions, including Vice President, Medical Products, Vice President, Polymer Products, Vice President, Corporate Marketing and Continuous Improvement, and Vice President, Corporate Plans. Mr. Lipton serves on the Board of Directors of NOVA Chemicals Corporation, Chairman of the Board of Directors of Methanex Corporation and as a Director of Hercules Chemical Co., and of the Chemical Manufacturers’ Association. Mr. Lipton received his M.B.A. from Harvard University.

E. Gary Cook, Ph.D. has been a director of Trimeris since February 2000. From 1996 until his retirement in 1999, Dr. Cook was Chairman of the Board of Directors, President and Chief Executive Officer of Witco Corporation, a global specialty chemicals corporation. From 1994 to 1996, Dr. Cook was President and Chief

Operating Officer of Albemarle Corporation, a global specialty chemicals corporation. From 1992 to 1994, Dr. Cook was Senior Vice President, President—Chemicals, and member of the Board of Directors of Ethyl Corporation. Prior to Ethyl, Dr. Cook was with E.I. Du Pont de Nemours & Co. for 23 years, holding a number of senior management positions, including Vice President, Printing and Publishing, Vice President, Medical Products, and Vice President, Corporate Plans. Dr. Cook serves on the Board of Directors of Louisiana-Pacific Corporation. Dr. Cook received his Ph.D. degree in Chemistry from The Virginia Polytechnic Institute and University.

J. Richard Crout, M.D. has been a director of Trimeris since November 1998. Since 1994, Dr. Crout has been President of Crout Consulting, a firm that provides consulting advice to pharmaceutical and biotechnology companies on the development of new products. From 1984 to 1993, Dr. Crout was Vice President, Medical and Scientific Affairs with Boehringer Mannheim Pharmaceuticals Corp. From 1973 to 1982, Dr. Crout was Director of the Bureau of Drugs, now known as the Center for Drug Evaluation and Research at the U.S. Food and Drug Administration. Dr. Crout serves on the Board of Directors of Genelabs Technologies, Inc. and Biopure Corporation. Dr. Crout received his M.D. degree from Northwestern University Medical School.

Charles A. Sanders, M.D. has been a director of Trimeris since October 1996. From 1989 to May 1995, Dr. Sanders was Chairman of the Board of Directors and Chief Executive Officer of Glaxo Inc. and a member of the Board of Directors of Glaxo plc. Prior to joining Glaxo, Dr. Sanders held a number of positions at Squibb Corporation, a multinational pharmaceutical corporation, including Vice Chairman, Chief Executive Officer of the Science and Technology Group and Chairman of the Science and Technology Committee of the Board. Dr. Sanders serves on the Boards of Directors of Vertex Pharmaceuticals Incorporated, Scios Inc., Pharmacopeia, Inc., Edgewater, Inc., Genentech, Inc., Biopure Corporation, Genaera, Inc. and Cephalon, Inc. Dr. Sanders received his M.D. degree from Southwestern Medical College of the University of Texas.

Kevin C. Tang has been a director of Trimeris since August 2001. Mr. Tang is founder and Managing Director of Tang Capital Management, LLC, an investment company dedicated to the creation of long-term value in the Life Sciences industry. From 1993 to July 2001, Mr. Tang held various positions at Deutsche Banc Alex. Brown, Inc., an investment banking firm, most recently serving as a Managing Director and head of the Life Sciences research group. Mr. Tang received his B.S. degree from Duke University.

PRINCIPAL STOCKHOLDERS

The following table sets forth information we know with respect to the beneficial ownership of our common stock as of September 26, 2002, for each person or group of affiliated persons, whom we know to beneficially own more than 5% of our common stock. The table also sets forth such information for our directors and executive officers, individually and as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. Except as indicated by footnote, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Options to purchase shares of common stock that are exercisable within 60 days of September 26, 2002 are deemed to be beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. Applicable percentage of beneficial ownership is based on 18,787,299 shares of common stock outstanding as of September 26, 2002.

Unless otherwise indicated in the footnotes, the address for each listed stockholder is: c/o Trimeris, Inc., 3518 Westgate Drive, Suite 300, Durham, North Carolina 27707.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage Owned
Felix J. Baker, Julian C. Baker, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch(1)	5,188,100	27.6%
T. Rowe Price Associates, Inc.(2)	2,155,156	11.5%
Delaware Management Holdings Company(3)	1,610,191	8.6%
Capital Group International, Inc.(4)	1,191,300	6.3%
Dani P. Bolognesi(5)	420,866	2.2%
Robert R. Bonczek(6)	235,521	1.3%
M. Nixon Ellis(7)	93,592	*
Jeffrey M. Lipton(8)	227,522	1.2%
E. Gary Cook(9)	46,833	*
J. Richard Crout(10)	38,537	*
Charles A. Sanders(11)	73,187	*
Kevin C. Tang(12)	109,166	*
All executive officers and directors as a group (eight persons)(13)	1,245,224	6.6%

*	Less than 1%.
(1)
Based on Schedule 13D filed with the SEC on July 31, 2002. Each person reported shared voting power and shared dispositive power over certain of the shares listed. Because of certain business and family relationships among the reporting persons, they filed a Schedule 13D jointly, but each reporting person disclaimed beneficial ownership of shares owned by any other reporting person. The address of Felix J. Baker and Julian C. Baker is 655 Madison Avenue, New York, New York 10021. The address of Andrew H. Tisch, James S. Tisch and Thomas J. Tisch is 667 Madison Avenue, New York, New York 10021. The address of Daniel R. Tisch is 500 Park Avenue, New York, New York 10022.

(2)
Based on Schedule 13G filed with the SEC on May 9, 2002, T. Rowe Price Associates, Inc. held sole voting power as to 698,856 shares and sole dispositive power as to 2,155,156 shares. T. Rowe Price Associates, Inc.’s address is 100 East Pratt Street, Baltimore, Maryland 21202.

(3)
Based on Schedule 13G filed with the SEC on February 7, 2002, Delaware Management Holdings Company held sole voting power as to 1,601,177 shares and sole dispositive power as to 1,604,191 shares. Delaware Management Holdings Company’s address is One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

(4)
Based on Schedule 13G filed with the SEC on February 11, 2002, Capital Group International, Inc. held sole voting power as to 720,900 shares and sole dispositive power as to 1,191,300 shares. Based on the Schedule 13G, Capital Guardian Trust Company, a wholly-owned subsidiary of Capital Group International, Inc., held sole voting power as to 715,000 shares and sole dispositive power as to 1,185,400 shares. Each of Capital Group International, Inc. and Capital Guardian Trust Company disclaimed beneficial ownership of all reported shares. Capital Group International, Inc.’s address is 11100 Santa Monica Boulevard, Los Angeles, California 90025.

(5)
Includes 356,927 shares that Dr. Bolognesi may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes the following shares as to which Dr. Bolognesi disclaims beneficial ownership: 7,153 shares that Sarah Bolognesi, Dr. Bolognesi’s wife, may acquire pursuant to certain stock options exercisable within 60 days after September 26, 2002.

(6)	Includes 210,809 shares that Mr. Bonczek may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes 3,400 shares of restricted stock that vest on May 22, 2003.
(7)
Includes 86,185 shares that Dr. Ellis may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes the following shares as to which Dr. Ellis disclaims beneficial ownership except to the extent of his pecuniary interest therein: 3,500 shares held in a charitable remainder trust for which Dr. Ellis is the sole beneficiary until his death and Dr. Ellis is the sole trustee.

(8)
Includes 75,000 shares that Mr. Lipton may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes the following shares as to which Mr. Lipton disclaims beneficial ownership: 7,890 shares beneficially owned by Shelley Lipton, Mr. Lipton’s wife, 270 shares beneficially owned by Caroline Dickens, Mr. Lipton’s niece who shares Mr. Lipton’s house and 380 shares beneficially owned by Caroline Dickens Trust, for which Caroline Dickens, Mr. Lipton’s niece who shares Mr. Lipton’s house, is the sole beneficiary and Shelley Lipton, Mr. Lipton’s wife, is the sole trustee.

(9)
Includes 43,333 shares that Dr. Cook may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes the following shares as to which Dr. Cook disclaims beneficial ownership: 1,500 shares beneficially owned by Brenda B. Cook, Dr. Cook’s wife.

(10)
Includes 31,667 shares that Dr. Crout may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes the following shares as to which Dr. Crout disclaims beneficial ownership: 1,500 shares beneficially owned by Keith R. Crout Irrevocable Trust, for which Keith R. Crout, Dr. Crout’s son who shares Dr. Crout’s house, is the sole beneficiary and Linda C. Spevacek, Dr. Crout’s daughter, is the sole trustee; 470 shares beneficially owned by Keith R. Crout, Dr. Crout’s son who shares Dr. Crout’s house; and 900 shares beneficially owned by Carol K. Crout, Dr. Crout’s wife.

(11)	Includes 63,383 shares that Dr. Sanders may acquire pursuant to stock options exercisable within 60 days after September 26, 2002.
(12)
Includes 6,666 shares that Mr. Tang may acquire pursuant to stock options exercisable within 60 days after September 26, 2002. Includes 80,000 shares owned by Tang Capital Partners, LP of which Tang Capital Management, LLC is the general partner. Mr. Tang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Tang is the sole managing member of Tang Capital Management, LLC.

(13)	See notes (5) - (12).

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is a summary, does not purport to be complete, is subject to and qualified in its entirety by, the provisions of our charter, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part and by applicable law.

Common Stock

As of September 26, 2002, there were 18,787,299 shares of our common stock outstanding, held of record by 151 stockholders.

The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds, subject to any preferential dividend rights applicable to any outstanding preferred stock that may be issued in the future. We have not declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund our operations and, therefore, do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

In the event of liquidation, dissolution or winding up of Trimeris, the holders of common stock are entitled to share ratably in all of our assets remaining after the payment of all debts and other liabilities, subject to the prior distribution rights of outstanding shares of preferred stock. There are no preemptive, subscription or conversion rights applicable to the common stock. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any class or series of preferred stock that we may designate and issue in the future.

Preferred Stock

The Board of Directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and limitations of all series, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until the Board of Directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrant

As of September 26, 2002, there was an outstanding warrant to purchase 362,000 shares of common stock at an exercise price of $20.72 per share. The warrant is exercisable by Roche at any time and expires in 2009.

Registration Rights

The holder, or its permitted transferees, of shares of common stock issuable upon exercise of the warrant discussed above is entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of agreements between us and Roche. Subject to limitations set forth in the agreements, holders of these securities may require us, at our expense, on not more than four occasions, to file a registration statement under the Securities Act with respect to the public resale of securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of the securities are entitled to notice of the registration and are entitled, subject to certain conditions and limitations, to include, at our expense, their shares in the registration. The shares of these holders are not included in the registration statement of which this prospectus forms a part. All registration expenses, as specified in the agreements, must be borne by us and all expenses relating to the sale of the securities registered must be borne by the holder of the securities being registered.

Call Options

In September 2001 and April 2002, we entered into derivative transactions with a financial institution that may be settled by selling up to 107,000 and 200,000 shares, respectively, of our stock to the financial institution at average exercise prices significantly higher than the current market price of our common stock. We intend to settle the contracts by issuing shares. Derivative transactions related to 107,000 of these shares expired unexercised in September 2002. Derivative transactions related to 200,000 of these shares expire or mature in April 2003.

Delaware Law and Provisions of Our Charter

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which, subject to some exceptions, prohibits us from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. For purposes of Section 203, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation’s voting stock. The application of Section 203 could have the effect of delaying or preventing a change of control of Trimeris.

Our charter provides that each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. Candidates for directors may be nominated only by the Board of Directors or by a stockholder who gives written notice to us in the manner prescribed by the bylaws. The number of directors may be fixed by resolution of the Board of Directors but in any event shall not be less than three. The Board currently consists of six members and the Board may appoint new directors to fill vacancies or newly created directorships between stockholder meetings. Our charter does not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office with cause by the affirmative vote of at least 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present or without cause by the affirmative vote of 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present, provided that removal without cause is recommended to the stockholders by the Board of Directors pursuant to a vote of not less than 75% of the directors then in office. Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. The staggered Board of Directors, our charter and other provisions of the Delaware General Corporation Law may have the effect of delaying, deterring or preventing a change in control of Trimeris, may discourage bids for common stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Transfer Agent

The transfer agent for our common stock is EquiServe Trust Company, N.A. Its telephone number is (800) 633-4236.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc. and Banc of America Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	804,000
Goldman, Sachs & Co.	804,000
Lehman Brothers Inc.	360,000
Banc of America Securities LLC	240,000
Bear, Stearns & Co. Inc.	64,000
Punk, Ziegel & Company, L.P.	64,000
RBC Capital Markets	64,000

Total	2,400,000

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and some other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to a limited number of dealers at a price that represents a concession not in excess of $1.54 a share under the public offering price. After the public offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 360,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

From time to time, certain of the underwriters or their affiliates have provided, and continue to provide, investment banking services for us and our affiliates. In particular, Lehman Brothers Inc. acted as placement agent for the private placements of our common stock in May 2001 and January 2002. We believe these arrangements were on terms customary for these services.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.

Our common stock is quoted on The Nasdaq National Market under the symbol “TRMS.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

The restrictions described in the above paragraph do not apply to:

•	the sale of shares to the underwriters,

•
the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date hereof, or the registration of the resale of those shares of common stock, of which the underwriters have been advised in writing,

•	grants of employee or director stock options or issuances of shares of our common stock to employees or directors, in each case pursuant to the terms of a plan in effect on the date hereof, or

•
the issuance of our common stock, any options, rights or warrants with respect to shares of our common stock, or any other securities convertible into or exchangeable for our common stock to a collaborative partner or licensee in connection with any collaborative or licensing arrangement, provided that prior to such issuance the collaborative partner or licensee enters into a lock-up agreement with the underwriters with respect to these securities during the 90 days following the date of the prospectus.

Our officers and directors have agreed that they will not, without, in each case, the prior written consent of Morgan Stanley & Co. Incorporated, for a period of 90 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

The restrictions described in the above paragraphs relating to our officers, directors and the related trusts do not apply:

•	to any shares of our common stock acquired in the open market, or

•
the transfer of any shares of our common stock to a family member, trust or as a bona fide gift, provided that the transferee agrees to be bound in writing by these restrictions prior to such transfer.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

We have agreed with the underwriters to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

The validity of the shares of common stock offered will be passed upon for us by Wilmer, Cutler & Pickering, Washington, D.C. A partner of Wilmer, Cutler & Pickering beneficially owns 9,804 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., New York, New York.

EXPERTS

The financial statements of Trimeris, Inc. as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 and for the cumulative period from the date of inception (January 7, 1993) to December 31, 2001 have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements in this prospectus relating to U.S. patent matters, not including statements with respect to any license agreements or other agreements related thereto, under the captions “Risk Factors—We depend on patents and proprietary rights, which may offer only limited exclusive protection and do not protect against infringement. If we are unable to protect our patents and proprietary rights, our assets and business could be materially harmed”, “Risk Factors—The intellectual property of our competitors or other third parties may prevent us from developing or commercializing our drug candidates” and “Business—Patents, Proprietary Technology and Trade Secrets,” have been reviewed and approved by Pennie & Edmonds LLP, New York, New York, our patent counsel, and are included herein in reliance upon such review and approval by said firm as experts in U.S. patent law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room	North East Regional Office	Midwest Regional Office
450 Fifth Street, N.W.	233 Broadway	500 West Madison Street
Room 1024	New York, New York 10279	Suite 1400
Washington, D.C. 20549		Chicago, Illinois 60661

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Trimeris, who file electronically with the SEC. The address of that site is www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Trimeris, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Trimeris and its finances.

TRIMERIS SEC FILINGS (File No. 0-23155)	PERIOD
Annual Report on Form 10-K	Fiscal year ended December 31, 2001
Quarterly Reports on Form 10-Q	Quarterly periods ended March 31, 2002 and June 30, 2002
Current Reports on Form 8-K	Filed on January 25, 2002, January 25, 2002, January 30, 2002, February 19, 2002, April 22, 2002, May 20, 2002, July 16, 2002, September 13, 2002, September 17, 2002 and September 20, 2002
The description of Trimeris common stock as set forth in its Registration Statement on Form 8-A	Filed on October 1, 1997

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request a copy of any or all of the foregoing documents incorporated by reference in this prospectus, except for exhibits to these documents, unless the exhibits are specifically incorporated by reference into any such document. You should direct your requests for such documents to: Investor Relations at Trimeris, Inc., 3518 Westgate Drive, Suite 300, Durham, North Carolina 27707 or by telephone at (919) 419-6050.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2
Balance Sheets at December 31, 2000, and 2001 (audited) and June 30, 2002 (unaudited)	F-3
Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001 (audited)
    and for the Six Months ended June 30, 2001 (unaudited) and 2002 (unaudited) and for the periods from Inception to December 31, 2001 (audited) and from Inception to June 30, 2002 (unaudited)
F-4
Statements of Stockholders’ Equity for the period from Inception to December 31, 1998, and for the Years Ended December 31, 1999, 2000 and 2001 (audited) and for the Six Months
    Ended June 30, 2002 (unaudited)
F-5
Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001 (audited)
    and for the Six Months Ended June 30, 2001 and June 30, 2002 (unaudited) and for the periods from Inception to December 31, 2001 (audited) and from Inception to June 30, 2002 (unaudited)
F-8
Notes to Financial Statements	F-10

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Trimeris, Inc.:

We have audited the accompanying balance sheets of Trimeris, Inc. (A Development Stage Company) (the “Company”) as of December 31, 2000 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001 and for the cumulative period from the date of inception (January 7, 1993) to December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trimeris, Inc. (A Development Stage Company) as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, and for the cumulative period from the date of inception (January 7, 1993) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Raleigh, North Carolina
February 15, 2002

TRIMERIS, INC.
(A Development Stage Company)

BALANCE SHEETS
(in thousands, except par value)

	As of December 31,		As of June 30, 2002
	2000	2001
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$31,349	$22,288	$20,790
Short-term investments	62,025	52,512	66,633
Accounts receivable	4	2	4
Prepaid expenses	393	354	326

Total current assets	93,771	75,156	87,753

Property, furniture and equipment, net of accumulated depreciation and amortization of $4,932 and $6,796 at December 31, 2000 and 2001, respectively	3,983	3,779	3,406

Other assets:
Patent costs, net of accumulated amortization of $46 and $89 at December 31, 2000 and 2001, respectively	924	1,514	1,246
Equipment deposits	255	195	165

Total other assets	1,179	1,709	1,411

Total assets	$98,933	$80,644	$92,570

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,476	$2,694	$1,024
Accounts payable—Roche	9,556	12,869	19,122
Current installments of obligations under capital leases	1,174	928	835
Accrued compensation	1,359	2,048	1,972
Deferred revenue—Roche	1,304	1,304	1,304
Accrued expenses	2,904	3,677	3,433

Total current liabilities	19,773	23,520	27,690
Obligations under capital leases, excluding current installments	1,861	1,014	619
Deferred revenue – Roche	3,920	2,616	1,964

Total liabilities	25,554	27,150	30,273

Stockholders’ equity:
Preferred Stock at $0.001 par value per share, authorized 10,000 shares; issued and outstanding zero shares at December 31, 2000, 2001 and June 30, 2002 (unaudited)	—	—	—
Common Stock at $0.001 par value per share, authorized 60,000 shares; issued and outstanding 15,863, 17,414 and 18,766 shares at December 31, 2000 and 2001 and June 30, 2002 (unaudited), respectively	16	17	19
Additional paid-in capital	196,844	244,725	287,222
Deficit accumulated during the development stage	(122,154)	(188,895)	(223,290)
Deferred compensation	(1,394)	(2,533)	(1,766)
Accumulated other comprehensive income	76	189	121
Notes receivable from stockholders	(9)	(9)	(9)

Total stockholders’ equity	73,379	53,494	62,297

Commitments and contingencies
Total liabilities and stockholders’ equity	$98,933	$80,644	$92,570

See accompanying notes to financial statements.

TRIMERIS, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31,			Cumulative from Inception (January 7, 1993) to December 31, 2001	Six Months Ended June 30,		Period From Inception (January 7, 1993) to June 30, 2002
	1999	2000	2001		2001	2002
					(unaudited)		(unaudited)

Revenue	$4,681	$956	$1,304	$7,894	$652	$652	$8,546

Operating expenses:
Research and development:
Non-cash compensation	2,174	5,386	(969)	7,605	(452)	128	7,733
Other research and development expense	17,582	32,970	59,409	148,085	27,881	26,684	174,769

Total research and development expense	19,756	38,356	58,440	155,690	27,429	26,812	182,502

General and administrative:
Non-cash compensation	2,524	7,018	1,905	12,242	1,047	818	13,060
Other general and administrative expense	6,156	8,115	11,873	37,706	4,911	8,406	46,112

Total general and administrative expense	8,680	15,133	13,778	49,948	5,958	9,224	59,172

Total operating expenses	28,436	53,489	72,218	205,638	33,387	36,036	241,674

Operating loss	(23,755)	(52,533)	(70,914)	(197,744)	(32,735)	(35,384)	(233,128)

Other income (expense):
Interest income	1,729	6,114	4,362	14,666	2,599	1,053	15,719
Interest expense	(161)	(257)	(189)	(1,637)	(101)	(64)	(1,701)

	1,568	5,857	4,173	13,029	2,498	989	14,018

Loss before cumulative effect of change in accounting principle	(22,187)	(46,676)	(66,741)	(184,715)	(30,237)	(34,395)	(219,110)
Cumulative effect of change in accounting principle	—	(4,180)	—	(4,180)	—	—	(4,180)

Net loss	$(22,187)	$(50,856)	$(66,741)	$(188,895)	$(30,237)	$(34,395)	$(223,290)

Basic and diluted net loss per share:
Before cumulative effect of accounting change	$(1.79)	$(3.00)	$(3.96)		$(1.85)	$(1.86)
Accounting change	—	(0.27)	—		—	—

Basic and diluted net loss per share	$(1.79)	$(3.27)	$(3.96)		$(1.85)	$(1.86)

Weighted average shares used in per share computations	12,411	15,548	16,870		16,336	18,513

Pro forma amounts assuming the accounting change is applied retroactively:
Net loss	$(26,286)

Basic and diluted net loss per share	$(2.12)

See accompanying notes to financial statements.

TRIMERIS, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY
For the Period from Inception (January 7, 1993) to December 31, 1998 and the Years
Ended December 31, 1999, 2000, and 2001 and the Six Months ended June 30, 2002
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Deferred Compensation	Accumulated Other Comprehensive Income	Notes Receivable From stockholders	Net Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance at January 7, 1993	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuances of Common Stock	—	—	218	—	2	—	—	—	—	2
Issuances of Series A Preferred Stock	3,000	3	—	—	1,997	—	—	—	—	2,000
Stock issuance costs	—	—	—	—	(34)	—	—	—	—	(34)
Common Stock issued in exchange for exclusive license	—	—	96	—	41	—	—	—	—	41
Common Stock issued in exchange for consulting services	—	—	6	—	2	—	—	—	—	2
Loss for the period	—	—	—	—	—	(1,311)	—	—	—	(1,311)

Balance as of December 31, 1993	3,000	3	320	—	2,008	(1,311)	—	—	—	700
Issuances of Common Stock	—	—	12	—	5	—	—	—	—	5
Common Stock issued in exchange for consulting services	—	—	5	—	2	—	—	—	—	2
Loss for the period	—	—	—	—	—	(3,943)	—	—	—	(3,943)

Balance as of December 31, 1994	3,000	3	337	—	2,015	(5,254)	—	—	—	(3,236)
Issuances of Common Stock	—	—	16	—	8	—	—	—	—	8
Issuances of Series B Preferred Stock	20,636	21	—	—	10,297	—	—	—	—	10,318
Stock issuance costs	—	—	—	—	(27)	—	—	—	—	(27)
Loss for the period	—	—	—	—	—	(5,739)	—	—	—	(5,739)

Balance as of December 31, 1995	23,636	24	353	—	12,293	(10,993)	—	—	—	1,324
Issuances of Common Stock	—	—	84	1	28	—	—	—	—	29
Issuances of Series B Preferred Stock	6,500	6	—	—	3,244	—	—	—	—	3,250
Issuances of Series C Preferred Stock	3,333	3	—	—	1,997	—	—	—	—	2,000
Stock issuance costs	—	—	—	—	(26)	—	—	—	—	(26)
Notes receivable from stockholders for the purchase of shares	—	—	—	—	—	—	—	—	(14)	(14)
Loss for the period	—	—	—	—	—	(6,972)	—	—	—	(6,972)

Balance as of December 31, 1996	33,469	33	437	1	17,536	(17,965)	—	—	(14)	(409)
Issuances of Series C Preferred Stock	9,984	10	—	—	5,981	—	—	—	—	5,991
Issuances of Series D Preferred Stock	9,048	9	—	—	6,777	—	—	—	—	6,786
Issuances of Common Stock	—	—	656	1	255	—	—	—	(254)	2
Conversion of Preferred Stock to Common Stock	(52,501)	(52)	6,262	6	46	—	—	—	—	—
Issuance of shares in initial public offering, net	—	—	3,163	3	34,529	—	—	—	—	34,532
Exercise of stock options	—	—	32	—	9	—	—	—	—	9
Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	—	50	50
Repurchase of Common Stock	—	—	(1)	—	—	—	—	—	—	—
Stock issuance costs	—	—	—	—	(109)	—	—	—	—	(109)
Issuances of Common Stock and options at below market value	—	—	—	—	2,336	—	(2,336)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	386	—	—	386
Loss for the period	—	—	—	—	—	(11,428)	—	—	—	(11,428)

TRIMERIS, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY—(Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Deferred Compensation	Accumulated Other Comprehensive Income	Notes Receivable From stockholders	Net Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance as of December 31, 1997	—	—	10,549	11	67,360	(29,393)	(1,950)	—	(218)	35,810
Reclassification of deferred compensation	—	—	—	—	(202)	—	202	—	—	—

Balance as of December 31, 1997	—	—	10,549	11	67,158	(29,393)	(1,748)	—	(218)	35,810
Exercise of stock options	—	—	28	—	10	—	—	—	—	10
Issuance of stock for 401(K) match	—	—	20	—	236	—	—	—	—	236
Issuance of stock under Employee Stock Purchase Plan	—	—	40	—	255	—	—	—	—	255
Amortization of deferred compensation	—	—	—	—	870	—	553	—	—	1,423
Loss for the period	—	—	—	—	—	(19,718)	—	—	—	(19,718)

Balance as of December 31, 1998	—	—	10,637	11	68,529	(49,111)	(1,195)	—	(218)	18,016
Issuance of shares in public offering, net	—	—	2,875	3	31,354	—	—	—	—	31,357
Exercise of stock options	—	—	189	—	1,157	—	—	—	—	1,157
Issuance of stock options to employees	—	—	—	—	2,152	—	(2,152)	—	—	—
Issuance of stock for 401(K) match	—	—	12	—	292	—	—	—	—	292
Issuance of stock under Employee Stock Purchase Plan	—	—	22	—	220	—	—	—	—	220
Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	—	113	113
Exercise of warrant, net	—	—	30	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	3,804	—	894	—	—	4,698
Issuance of warrant	—	—	—	—	5,400	—	—	—	—	5,400
Loss for the period	—	—	—	—	—	(22,187)	—	—	—	(22,187)

Balance as of December 31, 1999	—	—	13,765	14	112,908	(71,298)	(2,453)	—	(105)	39,066
Loss for the period	—	—	—	—	—	(50,856)	—	—	—	(50,856)
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	76	—	76

Comprehensive income (loss) for period								—	—	(50,780)
Issuance of shares in private placement, net	—	—	1,750	2	66,568	—	—	—	—	66,570
Exercise of stock options	—	—	302	—	2,507	—	—	—	—	2,507
Issuance of stock for 401(K) match	—	—	7	—	386	—	—	—	—	386
Issuance of stock under Employee Stock Purchase Plan		—	28	—	334	—	—	—	—	334
Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	—	96	96
Proceeds from sale of call options	—	—	—	—	2,796	—	—	—	—	2,796
Exercise of warrant, net	—	—	11	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	11,345	—	1,059		—	12,404

Balance as of December 31, 2000	—	—	15,863	16	196,844	(122,154)	(1,394)	76	(9)	73,379
Loss for the period	—	—	—	—	—	(66,741)	—	—	—	(66,741)
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	113	—	113

Comprehensive (loss) income for period									—	(66,628)
Issuance of shares in private placement, net	—	—	1,396	1	43,384	—	—	—	—	43,385
Exercise of stock options	—	—	127	—	1,249	—	—	—	—	1,249

TRIMERIS, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY—(Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Deferred Compensation	Accumulated Other Comprehensive Income	Notes Receivable From stockholders	Net Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Issuance of stock for 401(K) match		—	10	—	481				—	481
Issuance of stock under Employee Stock Purchase Plan	—	—	18	—	348	—	—	—	—	348
Proceeds from sale of call options	—	—	—	—	344	—	—	—	—	344
Amortization of deferred compensation (reversal of compensation expense)	—	—	—	—	(1,254)	—	2,190	—	—	936
Deferred compensation recorded for consultant that became an employee	—	—	—	—	3,329	—	(3,329)	—	—	—

Balance as of December 31, 2001	—	—	17,414	17	244,725	(188,895)	(2,533)	189	(9)	53,494
Loss for the period (unaudited)	—	—	—	—	—	(34,395)	—		—	(34,395)
Unrealized loss on a available for sale securities (unaudited)	—	—	—	—	—		—	(68)	—	(68)

Comprehensive (loss) income for period (unaudited)										(34,463)
Issuance of shares in private placement, net (unaudited)	—	—	1,258	1	40,764	—	—	—	—	40,765
Exercise of stock options (unaudited)	—	—	81	1	791	—	—	—	—	792
Restricted stock donation (unaudited)	—	—	2	—	79	—	—	—	—	79
Issuance of stock under Employee Stock Purchase Plan (unaudited)	—	—	8	—	295	—	—	—	—	295
Proceeds from sale of call options (unaudited)	—	—			388	—	—	—	—	388
Amortization of deferred compensation (unaudited)	—	—	—	—	16	—	931	—	—	947
Restricted stock grant (unaudited)	—	—	3	—	164	—	(164)	—	—	—

Balance as of June 30, 2002 (unaudited)	__		$18,766	$19	$287,222	$(223,290)	$(1,766)	$121	$(9)	$62,297

See accompanying notes to financial statements.

TRIMERIS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,			Cumulative from Inception (January 7, 1993) to December 31, 2001	Six Months Ended June 30,		Period From Inception (January 7, 1993) to June 30, 2002
	1999	2000	2001		2001	2002
					(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(22,187)	$(50,856)	$(66,741)	$(188,895)	$(30,237)	$(34,395)	$(223,290)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization of property, furniture and equipment	789	1,368	1,870	6,822	469	973	7,795
Non-cash compensation expense	4,698	12,404	936	19,847	595	946	20,793
Amortization of deferred revenue—Roche	—	(956)	(1,304)	(2,260)	(652)	(652)	(2,912)
Other amortization	34	26	43	152	8	20	172
401 (K) plan stock match	292	386	481	1,395	—	—	1,395
Provision for equipment held for resale	—	—	—	61	—	—	61
Stock issued for consulting services	—	—	—	5	—	—	5
Stock issued to repay interest on notes to stockholders	—	—	—	195	—	—	195
Debt issued for research and development	—	—	—	194	—	—	194
Cumulative effect of change in accounting principle	—	4,180	—	4,180	—	—	4,180
Restricted stock donation	—	—	—	—	—	79	79
Patent costs expensed	—	—	—	—	—	453	453
Loss on disposal of property and equipment	—	—	—	16	—	—	16
Decrease (increase) in assets:
Accounts receivable and loans to employees	44	20	2	(2)	(60)	(2)	(4)
Accounts receivable Roche	(144)	144	—	—	—	—	—
Prepaid expenses	53	(125)	39	(354)	9	28	(326)
Other assets	(40)	(67)	60	(195)	28	30	(165)
Increase (decrease) in liabilities:
Accounts payable	4,983	(2,683)	(782)	2,694	(1,108)	(1,670)	1,024
Accounts payable—Roche	—	9,556	3,313	12,869	(1,592)	6,253	19,122
Accrued compensation	199	331	689	2,048	81	(76)	1,972
Accrued expenses	1,947	(570)	773	3,587	(79)	(244)	3,343
Deferred revenue—Roche	—	2,000	—	2,000	—	—	2,000

Net cash used by operating activities	(9,332)	(24,842)	(60,621)	(135,641)	(32,538)	(28,257)	(163,898)

Cash flows from investing activities:
Purchase of property, furniture and equipment	(657)	(716)	(1,666)	(3,886)	(544)	(600)	(4,486)
Net sale (purchase) of short-term investments	(7,519)	(51,174)	9,626	(52,323)	9,717	(14,189)	(66,512)
Equipment held for resale	—	—	—	(61)	—	—	(61)
Organizational costs	—	—	—	(8)	—	—	(8)
Patent costs	(116)	(307)	(633)	(1,604)	(177)	(204)	(1,808)

Net cash provided (used) by investing activities	(8,292)	(52,197)	7,327	(57,882)	8,996	(14,993)	(72,875)

TRIMERIS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS—(Continued)

	For the years ended December 31,			Cumulative from Inception (January 7, 1993) to December 31, 2001	Six Months Ended June 30,		Period From Inception (January 7, 1993) to June 30, 2002
	1999	2000	2001		2001	2002
					(unaudited)		(unaudited)
Cash flows from financing activities:
Proceeds (payments) from notes payable	—	—	—	6,150	—	—	6,150
Lease costs	—	—	—	(13)	—	—	(13)
Principal payments under capital lease obligations	(520)	(938)	(1,093)	(4,789)	(515)	(488)	(5,277)
Proceeds from issuance of Common Stock, net	31,357	66,570	43,385	175,679	43,385	40,765	216,444
Proceeds from issuance of Preferred Stock	—	—	—	23,896	—	—	23,896
Proceeds from sale of call options	—	2,796	344	3,140	—	388	3,528
Proceeds from exercise of stock options	1,157	2,507	1,249	4,932	1,030	792	5,724
Employee stock purchase plan stock issuance	220	334	348	1,157	197	295	1,452
Warrant issuance	5,400	—	—	5,400	—	—	5,400
Repayment of notes receivable from stockholders	113	96	—	259	—	—	259

Net cash provided by financing activities	37,727	71,365	44,233	215,811	44,097	41,752	257,563

Net increase (decrease) in cash and cash equivalents	20,103	(5,674)	(9,061)	22,288	20,555	(1,498)	20,790
Cash and cash equivalents at beginning of period	16,920	37,023	31,349	—	31,349	22,288	—

Cash and cash equivalents at end of period	$37,023	$31,349	$22,288	$22,288	$51,904	$20,790	$20,790

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$161	$257	$189	$1,551	$101	$64	$1,615

Supplemental disclosures of noncash investing and financing activities are described in Note 10. See accompanying notes to financial statements

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.    Organization and Summary of Significant Accounting Policies

Organization

Trimeris, Inc. (the “Company”) was incorporated on January 7, 1993 to discover and develop novel therapeutic agents that block viral infection by inhibiting viral fusion with host cells. The financial statements have been prepared in accordance with Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises,” to recognize the fact that the Company is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.

Management expects to raise additional capital to adequately fund its research and development and administrative expenses. The ability of the Company to raise these funds is dependent on a number of factors including current and potential investors and corporate partners.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents of $31.3 million and $22.3 million at December 31, 2000 and 2001, respectively, are stated at cost and consist primarily of overnight commercial paper, variable rate demand notes, commercial paper, and short-term debt securities. The carrying amount of cash and cash equivalents approximates fair value.

Short-Term Investments

Short-term investments, which consist of short-term debt securities, commercial paper and federal agency securities, are classified as available-for-sale securities, and are reported at fair value based generally on quoted market prices. The cost of securities sold is determined using the specific identification method when computing realized gains and losses. Unrealized gains and losses are included as a component of stockholders’ equity until realized.

In accordance with its investment policy, the Company limits the amount of credit exposure with any one issuer. These investments are generally not collateralized and typically mature within one year.

Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments,” as amended, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Fair value is defined in the SFAS as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is determined using available market information.

Financial instruments other than short-term investments held by the Company include accounts receivable, notes receivable, accounts payable and obligations under capital leases. The Company believes that the carrying amount of these financial instruments approximates their fair value.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Property, Furniture and Equipment

Property, furniture and equipment are recorded at cost. Property, furniture and equipment under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Property, furniture and equipment held under capital leases and leasehold improvements are amortized using the straight line method over the lesser of the lease term or estimated useful life of the asset, generally three years.

Intangible Assets

Management performs a continuing evaluation of the carrying value and remaining amortization periods of unamortized amounts of intangible assets. Any impairments would be recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. There were no impairments identified during 1999, 2000 or 2001.

The costs of patents are capitalized and are amortized using the straight-line method over the estimated remaining lives of the patents of 17-20 years from the date the patents are granted. Financing costs were incurred as part of the Company’s capital lease agreements and are amortized straight-line over the lease term.

Deferred Revenue—Roche

The license fee and milestone payments received under the Roche collaboration are recorded as deferred revenue when received and recognized as revenue ratably over the remainder of the research and development period. Deferred revenue—Roche represents license and milestone payments received to be recognized as revenue in future periods.

Research and Development

Research and development costs, including the cost of producing drug material for clinical trials, are charged to operations as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share

In accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), basic loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period after certain adjustments described below. Diluted net income per common share reflects the maximum dilutive effect of common stock issuable upon exercise of stock options, stock warrants, and conversion of preferred stock. Diluted net loss per common share is not shown, as common equivalent shares from stock options and stock warrants would have an antidilutive effect. At December 31, 1999, 2000 and 2001, there were 1,712,000, 1,817,000 and 2,161,000 options to purchase common stock outstanding, respectively. At December 31, 1999, 2000 and 2001 there was a warrant outstanding to purchase 362,000 shares of common stock.

At June 30, 2001 and 2002, there were 2,083,000 (unaudited) and 2,462,000 (unaudited) options to purchase common stock outstanding and a warrant to purchase 362,000 (unaudited) shares of common stock outstanding. At June 30, 2002, there were 3,000 (unaudited) shares of unvested restricted stock outstanding.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that compensation be measured at the end of each reporting period for changes in the fair value of the Company’s common stock until the options are vested.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes all non-owner changes in equity during a period and is divided into two broad classifications: net income and other comprehensive income (“OCI”). OCI includes revenue, expenses, gains, and losses that are excluded from earnings under generally accepted accounting principles. For the Company, OCI consists of unrealized gains or losses on securities available for sale.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Segment Reporting

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes standards for reporting information about the Company’s operating segments. The Company operates in one business segment, the business of discovery, development and commercialization of novel pharmaceuticals.

Adoption of SAB No. 101

Prior to the quarter ended December 31, 2000, the Company recognized license fee and milestone revenue upon receipt of payment and completion of the related milestone. During the quarter ended December 31, 2000, the Company adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” issued by the Securities and Exchange Commission (“SEC”) which summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 provides guidance that it is appropriate to recognize revenue related to license and milestone payments over the research and development term of a collaboration agreement. The cumulative effect of this change in accounting principle, $4.2 million or $(0.27) per share, was reported as a cumulative effect of a change in accounting principle retroactive to January 1, 2000 and relates to the $4.6 million previously recognized as revenue in connection with the initiation of the collaboration with Roche in 1999. In each of 2000 and 2001, $840,000 of the $4.2 million was recognized as revenue.

2.    Short-term Investments

The following is a summary of available-for-sale securities. Estimated fair values of available-for-sale securities are based generally on quoted market prices.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2000
Corporate debt securities, maturing in less than 1 year	$53,937	$80	$7	$54,010
Corporate debt securities, maturing in 1 to 5 years	574	2	—	576
Commercial paper, maturing in less in less than 1 year	7,438	1	—	7,439

	$61,949	$83	$7	$62,025

December 31, 2001
Corporate debt securities, maturing in less than 1 year	$28,805	$192	$—	$28,997
Corporate debt securities, maturing in 1 to 5 years	1,057	1	—	1,058
Other debt securities, maturing in less than 1 year	12,159	—	—	12,159
Federal agency securities, maturing in less than 1 year	9,265	19	38	9,246
Federal agency securities, maturing in 1 to 5 years	1,037	15	—	1,052

	$52,323	$227	$38	$52,512

The Company has classified all of its short-term investments as current assets because management expects these investments to be used during 2002 for current operations. There were no sales of these investments or realized gains or losses during 1999, 2000 or 2001.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Leases

The Company is obligated under various capital leases for furniture and equipment that expire at various dates during the next three years. The gross amount of furniture and equipment and related accumulated amortization recorded under capital leases and included in property, furniture and equipment were as follows at December 31, 2000 and 2001 (in thousands):

	2000	2001
Furniture and equipment	$4,026	$3,475
Less accumulated amortization	(1,591)	(2,175)

	$2,435	$1,300

The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through September 2005. Rental expense, including maintenance charges, for operating leases during 1999, 2000 and 2001 was $782,000, $929,000, and $1.0 million respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2001 (in thousands) are:

	Capital Leases	Operating Leases
Year ending December 31:
2002	$1,035	$1,312
2003	782	1,221
2004	279	498
2005	—	382

Total minimum lease payments	2,096	$3,413

Less amount representing interest	154

Present value of net minimum capital lease payments	1,942
Less current installments of obligations under capital leases	928

Obligations under capital leases, excluding current Installments	$1,014

Under a warrant agreement dated August 24, 1993 with a lessor, the Company issued a warrant to acquire Series B Preferred Stock at the initial Series B Preferred Stock per share offering price, such that the aggregate purchase price for the shares equals $119,000. During the year ended December 31, 1995, the lease was amended to increase the credit limit and a warrant to purchase shares valued at an additional $71,000 was granted to the lessor. These warrants converted to warrants to purchase common stock at the time of the Company’s initial public offering. The shares were issued during 1999.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Property, Furniture and Equipment

Property, furniture and equipment consists of the following at December 31, 2000 and 2001 (in thousands):

	2000	2001
Furniture and equipment	$4,208	$6,389
Leasehold improvements	681	711
Furniture and equipment under capital lease	4,026	3,475

	8,915	10,575
Less accumulated depreciation and amortization	(4,932)	(6,796)

	$3,983	$3,779

5.    Stockholders’ Equity

In June 2000, the Company’s Certificate of Incorporation was amended to grant the Company the authority to issue 70,000,000 shares of stock consisting of 60,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share.

At December 31, 2000 and 2001, loans with an interest rate of 8% totaling $9,000, respectively, were outstanding to a former employee of the Company for purchase of shares of the Company’s Common Stock. This amount has been presented as a reduction of stockholders’ equity in the statement of stockholders’ equity.

Public Offerings of Stock

In October 1997, the Company closed its initial public offering of common stock at $12 per share. The net proceeds of the offering, including the proceeds received in connection with the exercise of the Underwriters’ over-allotment option which closed in November 1997, were approximately $34.5 million after deducting applicable issuance costs and expenses of approximately $3.4 million. In connection with the public offering, all the outstanding preferred stock was converted into 6,261,615 shares of the Company’s common stock.

In June 1999, the Company closed a public offering of common stock at $11.75 per share. The net proceeds of the offering, including the proceeds received in connection with the exercise of the Underwriters’ over-allotment option, were approximately $31.4 million after deducting applicable issuance costs and expenses of approximately $2.4 million.

In February 2000, the Company closed a private placement of 1.75 million shares of common stock at $40.50 per share. The net proceeds of the offering were approximately $66.6 million after deducting applicable issuance costs and expenses of approximately $4.2 million.

In May 2001, the Company closed a private placement of approximately 1.4 million shares of common stock at $33.00 per share. The net proceeds of the offering were approximately $43.4 million after deducting applicable issuance costs and expenses of approximately $2.7 million.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Derivative Transactions

In September 2001 and April 2002, the Company entered into derivative transactions with a financial institution that may be settled by selling up to 107,000 and 200,000 (unaudited) shares, respectively, of its stock to the financial institution at prices significantly higher than the market price per share of the Company’s stock at the inception of the transaction. The Company received $344,000 and $388,000 (unaudited), respectively, in proceeds that were accounted for as an increase to additional paid-in capital in accordance with EITF Issue No. 00-19, “Determination of Whether Share Settlement Is within the Control of the Company for Purposes of Applying EITF Issue No. 96-13, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Alternatively, the Company has the option to settle these contracts by making a cash payment to the financial institution for the underlying value of the derivative contracts to the financial institution on the settlement date. The Company intends to settle the contracts by issuing shares. Derivative transactions related to 107,000 of these shares expire or mature in September 2002. Derivative transactions related to 200,000 of these shares expire or mature in April 2003 (unaudited).

In July 2000, the Company entered into a derivative transaction with a financial institution that may be settled by selling up to 300,000 shares of its stock to the financial institution at prices significantly higher than the market price per share of the Company’s stock at the inception of the transaction. The Company received $2.8 million in proceeds that were accounted for as an increase to additional paid-in capital in accordance with EITF Issue No. 00-19. Concurrently, the Company entered into a second derivative transaction with the same financial institution on shares of its common stock at no net premium to either party. These contracts expired unexercised during July 2001.

Preferred Stock

The Board of Directors has the authority to issue shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, without any further vote or action by the stockholders.

6.    Stock Option Plan

In 1993, the Company adopted a stock option plan which allows for the issuance of non-qualified and incentive stock options. During 1996, the Trimeris, Inc. New Stock Option Plan (the “Stock Option Plan”) was implemented and replaced the 1993 plan. Under the Stock Option Plan, as amended, the Company may grant non-qualified or incentive stock options for up to 4,102,941 shares of Common Stock. The exercise price of each incentive stock option shall not be less than the fair market value of the Company’s Common Stock on the date of grant and an option’s maximum term is ten years. Outstanding incentive stock options have been issued at prices ranging from $.34 to $78.50 per share. The vesting period generally occurs ratably over four years. At December 31, 2001, there were approximately 938,000 options remaining available for grant. All incentive stock options which had been granted under the 1993 plan were cancelled at inception of the Stock Option Plan while the non-qualified stock options remain outstanding at an exercise price of $.43. No more grants will be made under the 1993 plan.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock option transactions for the years ended December 31, 1999, 2000 and 2001 are as follows:

	1999	Weighted Average Exercise Price	2000	Weighted Average Exercise Price	2001	Weighted Average Exercise Price
Options outstanding at January 1	1,035,000	$6.31	1,712,000	$9.93	1,817,000	$22.19
Granted	961,000	12.88	441,000	60.13	578,000	40.22
Exercised	(189,000)	6.12	(302,000)	8.31	(127,000)	9.82
Cancelled	(95,000)	7.84	(34,000)	20.62	(107,000)	34.73

Options outstanding at end of period	1,712,000	$9.93	1,817,000	$22.19	2,161,000	$27.12

The following summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding as of 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.34-1.00	126,000	4.76	$0.47	126,000	$0.47
$5.88-8.00	324,000	6.31	$7.88	284,000	$7.90
$9.00-11.625	559,000	7.30	$11.60	360,000	$11.60
$11.626-29.00	298,000	8.19	$20.82	132,000	$18.10
$29.01-45.10	342,000	9.49	$40.87	16,000	$40.37
$45.11-61.875	392,000	8.56	$54.29	184,000	$56.88
$61.876-78.50	120,000	8.75	$66.96	22,000	$66.69

$0.34-78.50	2,161,000	7.78	$27.12	1,124,000	$19.10

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. For the year ended December 31, 1997, the Company recorded a deferred charge of $2,336,000, representing the difference between the exercise price and the deemed fair value of the Company’s Common Stock for 348,000 shares of Common Stock and 132,000 shares subject to Common Stock Options granted in 1997. In 1999, the Company recorded a deferred charge of $2,152,000, representing the difference between the fair value of the Company’s Common Stock on the date of grant and the fair value of the Company’s Common Stock on the date of shareholder approval for 654,000 shares subject to common stock options. In 2001, the Company recorded a deferred charge of $3,329,000 representing the difference between the fair value of the Company’s Common Stock on the date a former consultant became an employee, and the exercise price of the Common Stock Options held at that date.

Compensation expense for employee stock options was $894,000, $1.1 million and $2.2 million for 1999, 2000 and 2001, respectively.

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and EITF 96-18 over the service period that generally coincides with vesting, generally four years. The measurement date for the calculation of compensation expense is considered to be the date when all services

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

have been rendered or the date that options are fully vested. Compensation expense is recognized during interim periods up to the measurement date based on changes in the fair value of the Company’s common stock. Compensation expense for non-employee stock options of $3.8 million and $11.3 million, for the years ended December 31, 1999 and 2000, respectively, was recorded as an increase to additional paid-in capital. Compensation expense reversal of $1.3 million for the year ended December 31, 2001, was recorded as a decrease to additional paid-in capital.

SFAS 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25. Had the Company determined compensation expense based on the fair value at the grant date for its stock-based plans under SFAS 123, the Company’s net loss and basic loss per share would have been increased to the pro forma amounts indicated below for the years ended December 31:

	1999	2000	2001
Net loss:
As reported	$(22,187)	$(50,856)	$(66,741)
Compensation cost recorded under APB 25	894	1,059	2,190
Compensation cost resulting from common stock options, restricted stock and employee stock purchase plan	(2,553)	(8,334)	(12,174)

Pro forma	$(23,846)	$(58,131)	$(76,725)

Basic and diluted loss per share:
As reported	$(1.79)	$(3.27)	$(3.96)
Pro forma	$(1.92)	$(3.74)	$(4.55)

The fair value of common stock options is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

	1999	2000	2001
Estimated dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	86.0%	91.4%	50.0%
Risk-free interest rate	5.20%	6.30%	4.00%
Expected life of options	5 years	5 years	5 years
Expected life of employee stock purchase plan options	2 years	2 years	2 years

The effects of applying SFAS 123 for disclosing compensation cost may not be representative of the effects on reported net income for future years because pro forma net loss reflects compensation costs only for stock options granted in 1995 and subsequent years and does not consider compensation cost for stock options granted prior to January 1, 1995.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Income Taxes

At December 31, 2001, the Company has net operating loss carryforwards (NOL’s) for federal and state income tax purposes of approximately $173.3 million which expire in varying amounts between 2008 and 2021. The Company has research and development credits of $4.4 million which expire in varying amounts between 2008 and 2021.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the Company’s NOL’s are limited, and the Company has taxable income which exceeds the permissible yearly NOL, the Company would incur a federal income tax liability even though NOL’s would be available in future years.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2000 and 2001 are as follows:

	2000	2001
(in thousands) Deferred tax assets:
Tax loss carryforwards	$40,967	$66,804
Tax credits	2,203	4,365
Reserves and accruals	6,031	5,603

	49,201	76,772
Valuation allowance	(49,201)	(76,772)

Net deferred asset	—	—
Deferred tax liabilities:
Deferred tax liability	—	—

Net deferred tax assets (liability)	$—	$—

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The increase in the valuation allowance was approximately $8.5 million, $21.0 million and $27.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The reasons for the difference between the actual income tax benefit for the years ended December 31, 1999, 2000 and 2001 and the amount computed by applying the statutory federal income tax rate to losses before income tax benefit are as follows (in thousands):

	1999	% of Pre-tax Loss	2000	% of Pre-tax Loss	2001	% of Pre-tax Loss
Income tax benefit at statutory rate	$(7,544)	(34.00)%	$(17,292)	(34.00)%	$(22,692)	(34.00)%
State income taxes, net of federal benefit	—	—	—	—	—	—
Non-deductible meals and entertainment expenses	26	0.12%	14	0.03%	13	0.02%
Non-deductible compensation	304	1.37%	361	0.70%	745	1.12%
Additional deductible compensation	—	—	(1,410)	(2.77)%	(501)	(0.75)%
Generation of research credit	(839)	(3.78)%	(569)	(1.12)%	(2,162)	(3.24)%
Change in federal portion of valuation allowance	8,053	36.29%	18,896	37.16%	24,597	36.85%

Income tax benefit	$—	—	$—	—	$—	—

8.    Employee Benefit Plans

401 (K) Plan

The Company has a 401(k) Profit Sharing Plan (the “Plan”) covering all qualified employees. Participants may elect a salary reduction from 1% to 12% as a contribution to the Plan. Modifications of the salary reductions may be made quarterly. The Plan permits the Company to match participants’ contributions. Beginning in 1998, the Company matched 100% of a participant’s contributions with Company stock, provided the participant was employed on the last day of the year. The number of shares issued is based on the contributions to be matched divided by the closing price of the Company’s stock on the last trading day of the year. During 1999, 12,000 shares were issued and compensation expense of $292,000 was recognized. During 2000, 7,000 shares were issued, and compensation expense of $386,000 was recognized. During 2001, 10,000 shares were issued, and compensation expense of $481,000 was recognized. These shares vest ratably based on a participant’s years of service and are fully vested after four years of service.

The normal retirement age shall be the later of a participant’s 65th birthday or the fifth anniversary of the first day of the Plan year in which participation commenced. The Plan does not have an early retirement provision.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which permits eligible employees to purchase newly issued common stock of the Company up to an aggregate of 250,000 shares. Under this plan, employees may purchase from the Company a designated number of shares through payroll deductions at a price per share equal to 85% of the lesser of the fair market value of the Company’s common stock as of the date of the grant or the date the right to purchase is exercised. A total of 22,000, 28,000, and 18,000 shares were issued under this plan in 1999, 2000, and 2001, respectively.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Post-Retirement Health Insurance Continuation Plan

In June 2001, the Company adopted a post-retirement health insurance continuation plan (“the Plan”). Employees who have achieved the eligibility requirements of 60 years of age and 10 years of service are eligible to participate in the Plan. The Plan provides participants the opportunity to continue participating in the Company’s group health plan after their date of retirement. Participants will pay the cost of health insurance premiums for this coverage, less any contributions by the Company, currently capped at $300 per month per participant.

The components of net periodic post-retirement benefits cost and the significant assumptions of the Plan for 2001 consisted of the following:

2001
(in thousands)
Service cost	$7
Interest cost	1
Amortization of prior service costs	2

Total	$10

The Plan’s status as of December 31 was as follows:

2001
(in thousands)
Accumulated post-retirement benefit obligation	$(47)
Unrecognized prior service cost	35
Unrecognized net loss	2

Accrued post-retirement benefit cost	$(10)

The accumulated post-retirement benefit obligation was determined using a discount rate of 7.25%. A 1% decrease in the discount rate would increase the accumulated post-retirement benefit obligation at December 31, 2001 by approximately $11,000. The assumed medical care cost trend rate is 12% for 2002, declining ratably to 6% in 2008. A change in the assumed medical care cost trend rate does not affect the accumulated post-retirement benefit obligation since the benefit is a fixed contribution amount by the Company.

9.    Roche Collaboration

In July 1999, the Company announced an agreement with F. Hoffmann-La Roche Ltd., or Roche, to develop and market T-20 and T-1249 worldwide. In the United States and Canada, the Company and Roche will share equally development expenses and profits for T-20 and T-1249. Outside of these two countries, Roche will fund all development costs and pay the Company royalties on net sales of these products. Roche made a nonrefundable initial cash payment to the Company of $10 million during 1999, and a milestone payment of $2 million in 2000. Roche will provide up to an additional $56 million in cash upon achievement of developmental, regulatory and commercial milestones. This agreement with Roche grants them an exclusive, world-wide license for T-20 and T-1249, and certain other compounds. Under this agreement with Roche, a joint management committee consisting of members from Trimeris and Roche oversees the strategy for the collaboration. Roche may terminate its license for a particular country in its sole discretion with advance notice.

TRIMERIS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In July 1999, the Company granted Roche a warrant to purchase 362,000 shares of Common Stock at a purchase price of $20.72 per share. The warrant is exercisable prior to the tenth annual anniversary of the grant date and was not exercised at December 31, 2001. The fair value of the warrant of $5.4 million was credited to additional paid-in capital in 1999, and as a reduction of the $10 million up-front payment received from Roche. The value was calculated using the Black-Scholes option-pricing model using the following assumptions: estimated dividend yield of 0%; expected stock price volatility of 86.00%; risk-free interest rate of 5.20%; and expected option life of 10 years.

In June 2001, the Company announced a research agreement with Roche to discover, develop and commercialize novel generations of HIV fusion inhibitor peptides. Roche and Trimeris will equally fund worldwide research, development and commercialization costs, as well as share equally in profits from worldwide sales of new HIV fusion inhibitor peptides discovered after July 1, 1999.

The Company had a $20 million financing agreement with Roche accessible at the Company’s option on a quarterly basis beginning in July 1999 and expiring on December 31, 2000. No amounts were borrowed under this agreement.

The accounts payable to Roche may be adjusted periodically based on their review of project expenses and items allowable under our collaboration agreement. As a result of such review, the Company received a credit during the three months ended June 30, 2002 of $4.4 million (unaudited) related to previous payments for drug material for clinical trials, which reduced research and development expenses for the three and six months ended June 30, 2002.

10.    Supplementary Cash Flow Information

Capital lease obligations of $1,119,000, $2,050,000 and $0 were incurred in 1999, 2000 and 2001, respectively, for leases of new furniture and equipment. No new capital leases were incurred for the six months ended June 30, 2001 or 2002 for the purchase of furniture and equipment (unaudited).

11.    Commitments and Contingencies

The Company is involved in certain claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

The Company is in litigation with a former consultant regarding the amount of payment of a fee for services rendered. The Company has recorded its estimate of the amount due for the services provided, however the ultimate resolution of this matter cannot presently be determined. In the event the Company is required to pay the fee currently demanded by the consultant, it could have a material effect on the Company’s results from operations.

As of December 31, 2001 and June 30, 2002, the Company had commitments of approximately $13.5 million and $9.3 million (unaudited), respectively, to purchase drug candidate materials and fund various clinical studies over the next twelve months contingent on delivery of the materials or performance of the services. Substantially all of these expenditures will be shared equally by Roche under our collaborative agreement. Under this collaborative agreement, Trimeris and Roche are obligated to share equally the future development expenses for T-20 and T-1249 for the United States and Canada.

12.    Subsequent Event

In January 2002, the Company closed a private placement of approximately 1.3 million shares of common stock at $34.00 per share. The net proceeds of the offering were approximately $40.8 million after deducting applicable issuance costs and expenses of approximately $2.0 million.

Trimeris, Inc.